UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
CATALYST PAPER CORPORATION

(Name of Subject Company)
Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
CTOE LLC
which was formed at the request of
THIRD AVENUE MANAGEMENT LLC
(Bidder)
Common Shares

(Title of Class of Securities)
14888T104

(CUSIP Number of Class of Securities (if applicable))
CTOE LLC
Attention: Mr. Mark Friedman
622 Third Avenue, 32nd Floor
New York, New York 10017
(212) 888-2290
With a copy to:
Torys LLP
Attention: Joris M. Hogan, Esq.
237 Park Avenue
New York, New York 10017
(212) 880-6000

(Name, address (including zip code) and telephone number (including area code of person(s) authorized to receive notices and communications on behalf of bidder)
August 11, 2006

(Date tender offer first published, sent or given to security holders)
CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$45,708,000	$9,141.60

*	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on (i) the offering price of CDN$3.30 (US$2.93) per common share of the subject company and (ii) 15,600,000 common shares of the subject company, which represents the number of common shares of the subject company estimated to be acquired in the United States. For purposes of this calculation, CDN$1.00 = US$0.8879, which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on August 10, 2006.
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Registration No.:

Filing Party:

Form:	Date Filed:

PART I — INFORMATION TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Offer to Purchase and Circular, dated August 10, 2006, including Letter of Transmittal and Notice of Guaranteed Delivery.
Item 2. Informational Legends
     See “Notice to Shareholders in the United States” set forth on the cover page of the Offer to Purchase and Circular, dated August 10, 2006.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.
The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.
CTOE LLC
OFFER TO PURCHASE FOR CASH
up to 39,000,000 Common Shares
of
CATALYST PAPER CORPORATION
for
Cdn $3.30 per Common Share
     The offer (the “Offer”) by CTOE LLC, a limited liability company formed under the laws of the State of Delaware (the “Offeror”) to purchase for cash up to 39,000,000 common shares (the “Shares”) of Catalyst Paper Corporation (“Catalyst”), representing 18.17% of the issued and outstanding Shares, is open for acceptance until 5:00 p.m. (Vancouver time) on September 18, 2006 (the “Expiry Time”), unless extended or withdrawn by the Offeror. Any number of Shares tendered to the Offer, up to the maximum of 39,000,000 Shares, will be purchased (subject to satisfaction of the conditions to the Offer). If more than the maximum number of Shares for which the Offer is made are deposited under the Offer and not withdrawn, the Shares to be purchased from each depositing Shareholder will be determined on a pro rata basis, disregarding fractions, by rounding down to the nearest whole number of Shares.
     As portfolio manager or investment advisor, Third Avenue Management LLC (“TAM”), which caused the Offeror to be formed at its request, currently exercises control or direction over 42,503,313 Shares, representing approximately 19.8% of the issued and outstanding Shares.
     The Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CTL”. The Cdn $3.30 cash offer price for the Shares represents a premium of approximately 18.3% over the closing trading price of the Shares on the TSX of Cdn $2.79 on July 25, 2006, the last trading day during which the Shares were traded prior to the announcement by TAM of the intention to make the Offer and approximately 21.1% over the 20 day volume weighted average price of the Shares ending on July 25, 2006. The closing price of the Shares on the TSX on August 9, 2006 was Cdn $3.12.
     The Offer is subject to the conditions set forth in Section 4 of the Offer, “Conditions of the Offer”, including, among other things, (i) the receipt of all necessary regulatory approvals, and (ii) that the Offeror shall have determined in its reasonable judgment (in consultation with TAM) that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liability of Catalyst or its entities that is or may be materially adverse to Catalyst or any of its entities or to the value of the Shares to the Offeror or to the Client Accounts (as defined herein). The Offer is not subject to any financing condition or minimum tender condition.
     Subject to the terms and conditions of the Offer, as soon as practicable after the Expiry Time, the Offeror will take up and pay for up to 39,000,000 Shares deposited under the Offer and not timely withdrawn.
     The Offer is made only for Shares and is not made for any options, warrants or other rights to acquire Shares. Any holder of options, warrants or other conversion or exchange rights to acquire Shares who wishes to participate in the Offer must exercise the options, warrants or other rights to obtain certificates representing Shares and deposit the Shares issued in accordance with the Offer. See Section 1 of the Offer, “The Offer”.
     Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper), or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their Shares, in accordance with the rules and instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the accompanying Notice of

Guaranteed Delivery (printed on green paper). Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.
     Genuity Capital Markets has been retained to act as the Offeror’s financial advisor and D.F. King & Co., Inc. has been retained as the information agent (the “Information Agent”) in connection with the Offer. The Information Agent may contact Shareholders by mail, telephone or facsimile and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial holders of Shares. See “Depositary and Information Agent” in the Circular.
     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number shown on the last page of this document, and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at its offices shown on the last page of this document.
     Shareholders should be aware that, during the currency of the Offer, the Offeror or TAM, may, directly or indirectly, bid for and make purchases of Shares or other securities of Catalyst, provided that such bids and purchases are permitted by applicable law.
     No person has been authorized to give any information or make any representation other than as contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.
     The Offer and this document do not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Information Agent for the Offer is:	The Depositary for the Offer is:

D.F. King & Co., Inc.	Computershare Investor Services Inc.

Toll Free: 1-888-628-1041 (North America) U.S. Banks and Brokers Call Collect: 1-212-269-5550	Toll Free: 1-800-564-6253 (North America) Phone: 1-514-982-7555 (Overseas and Collect Calls) E-mail: corporateactions@computershare.com Attention: Corporate Actions
August 10, 2006

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
     The Offer has not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer and the Circular. Any representation to the contrary is unlawful.
     The Offer is made for the securities of a foreign issuer and while the Offer is subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States.
     The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Catalyst is located outside the United States, that some or all of the experts named in the Circular are non-residents of the United States and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States, and that some or all of Catalyst’s officers and directors are non-residents of the United States and that all or a substantial portion of the assets of Catalyst and said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgment of a United States court.
     Shareholders should be aware that, during the period of the Offer, the Offeror or TAM may, directly or indirectly, bid for or make purchases of Shares or other securities of Catalyst, provided such bids and purchases are permitted by applicable law.
     This document does not address any United States federal or state income tax consequences of the Offer to Shareholders in the United States. Shareholders in the United States should be aware that the disposition of Shares may have tax consequences both in the United States and in Canada, which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

FORWARD-LOOKING STATEMENTS
     Certain statements in the Offer and accompanying Circular under “Background to the Offer”, “Purpose of the Offer and the Offeror’s Plans for Catalyst”, “Effect of the Offer on Outstanding Indebtedness of Catalyst” and “Effect of the Offer on Severance Arrangements” in addition to certain statements contained elsewhere in the Offer and Circular, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “except”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, or “continue” or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the Offeror’s expectations include, among other things, general business and economic conditions and competition within the Canadian pulp and paper industry generally. Such forward-looking statements should, therefore, be construed in light of such factors and the Offeror is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

v

SUMMARY
     The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. You should read the Offer and Circular in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary on pages 29 - 31 of the Offer and Circular.
     The information concerning Catalyst contained in the Offer and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available at the time of the Offer. Neither the Offeror, TAM nor any person acting jointly or in concert with the Offeror, nor any member or manager of the Offeror or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Catalyst to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such persons. The Offeror and TAM have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Catalyst’s publicly available information or whether there has been any failure by Catalyst to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.
The Offer
     The Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Offer, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on green paper), up to 39,000,000 Shares, representing 18.17% of the issued and outstanding Shares, for Cdn $3.30 cash per Share. All Shares tendered to the Offer, up to a maximum of 39,000,000 Shares, will be purchased (subject to the satisfaction of the conditions to the Offer). If more than the maximum number of Shares for which the Offer is made are deposited under the Offer and not withdrawn, the Shares to be purchased from each depositing Shareholder will be determined on a pro rata basis, disregarding fractions, by rounding down to the nearest whole number of Shares.
     The Cdn $3.30 cash offer price for the Shares represents a premium of approximately 18.3% over the closing trading price of the Shares of Cdn $2.79 on the TSX on July 25, 2006, the last trading day during which the Shares were traded prior to the announcement by TAM of the intention to make the Offer and approximately 21.1% over the 20-day volume weighted average price for the Shares ending on July 25, 2006. The closing price of the Shares on the TSX on August 9, 2006 was Cdn $3.12.
     See Section 1 of the Offer, “The Offer”.
The Offeror
     The Offeror is a limited liability company formed under the laws of the State of Delaware and Mark Friedman, an individual, is the sole member and manager of the Offeror and owns all of the equity interests of the Offeror. The Offeror was created at the request of TAM solely for the purpose of making the Offer and has not otherwise carried on, and will not otherwise carry on, any material business or activity and has no assets. The Offeror has a single owner, member and manager, and will exist for the sole purpose, and only for so long as is necessary or appropriate, to effect the purchase of the tendered Shares in accordance with the terms of this Offer and to transfer such Shares to the Client Accounts. TAM has agreed with the Offeror to provide sufficient funds under management to permit the Offeror to pay for Shares taken up by it under the Offer (as described under Section 13 of the Circular, “Source of Funds”). Immediately following take-up and payment by the Offeror of Shares tendered to the Offer, such Shares will be transferred by the Offeror to the Client Accounts. TAM has entered into an indemnity agreement with Mark Friedman in connection with his role as sole member and manager of the Offeror. The principal office of the Offeror is located at 622 Third Avenue, 33rd Floor, New York, New York 10017. There are no directors or officers of the Offeror other than Mr. Friedman who serves as the Offeror’s sole manager.
Other Interested Parties
     TAM is a U.S. registered investment advisor that provides investment advisory services to mutual funds and private and institutional clients. TAM manages its client accounts using a value investing approach that seeks long-term capital appreciation.
     As portfolio manager or investment advisor, TAM currently exercises control or direction over 42,503,313 Shares that are beneficially owned by client accounts, representing approximately 19.8% of the issued and outstanding Shares. TAM is entitled to vote 40,776,005 of such Shares representing approximately 96% of the Shares over which TAM currently exercises control or direction.
     TAM is entitled as portfolio manager or investment advisor to make investment decisions on behalf of accounts (including those of the Third Avenue Funds) over which TAM exercises control or direction as portfolio manager or investment advisor and which will beneficially acquire Shares as a result of the Offer (the “Client Accounts”), including any decision to invest in Catalyst or purchase additional Shares. TAM derives its authority under existing investment advisory agreements with its clients and has obtained express authorization from the Client Accounts to make the Offer and to pay the purchase price under the Offer from client funds under TAM’s control or direction.
     The Offeror (in consultation with TAM) is making all decisions with respect to the Offer including any decision to extend or vary the Offer, whether the conditions to the Offer have been satisfied or will be waived, and whether the Offeror will take up and pay for Shares tendered to the Offer. Any decision or determination by the Offeror, including those made in the Offeror’s sole discretion or reasonable judgment, will be made in consultation with TAM. Following completion of the Offer, TAM will continue to exercise control or direction over all of the Shares beneficially owned by the client accounts (including Shares taken up under the Offer) until such time as a client decides to withdraw Shares from its account or terminate its investment advisory agreement with TAM or, in the case of a Third Avenue Fund, such Third Avenue Fund changes its investment advisor.
     Third Avenue International Value Fund (“TAVIX”) is a registered investment company managed by TAM. TAVIX currently beneficially owns approximately 23,376,200 Shares representing approximately 10.9% of the outstanding Shares of Catalyst and, if the Offer is successful, will beneficially own, together with the Third Avenue Small Cap Fund (the “Small Cap Fund”) and the Third Avenue Variable Series Trust (the “Variable Trust”), an aggregate of 53,225,942 Shares, representing approximately 24.8% of the Shares then outstanding. TAVIX, the Small Cap Fund and the Variable Trust are referred to as the “Third Avenue Funds”. Other than the Third Avenue Funds, no client account currently owns beneficially more than 2.5% of the Shares or will beneficially own more than 2.5% of the Shares following successful completion of the Offer.
     While each of the Third Avenue Funds has a separate portfolio manager, employed by Third Avenue, who makes independent investment decisions, for purposes of the Offer, the Offeror, TAM and the Third Avenue Funds may be deemed under Canadian securities laws to be acting jointly or in concert in connection with the Offer and such persons are treated as acting jointly or in concert in connection with the Offer. This statement does not, however, constitute an admission that, for legal purposes, the Third Avenue Funds are acting jointly or in concert with TAM or the Offeror in connection with the Offer.
     As noted above, immediately following take-up and payment by the Offeror of Shares tendered to the Offer, such Shares will be transferred by the Offeror to the Client Accounts. While each of such clients has authorized TAM to make the Offer, the clients are passive investors who are not otherwise participating in making the Offer or in any decision with respect to the Offer. All such decisions are being made by the Offeror (in consultation with TAM). Accordingly, the clients which will own beneficially the Shares taken up under the Offer are not being treated as acting jointly or in concert with the Offeror, TAM or the Third Avenue Funds for purposes of the Offer. All of such clients have agreed with TAM, however, not to trade in any securities of Catalyst during the period that Offer is outstanding and for a period of 20 Business Days following the expiry of the Offer.
Catalyst
     The principal business of Catalyst is the manufacture and sale of printing papers, consisting of groundwood coated, uncoated and specialty papers, kraft paper and newsprint. Catalyst also operates the largest paper recycling operation in Western Canada. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. See Section 3 of the Circular, “Catalyst”.
Purpose of the Offer and Plans for Catalyst
     Canadian securities laws mandate that a person cannot offer to acquire 20% or more of the outstanding voting or equity shares of a company, such as Catalyst, except pursuant to certain limited exemptions, without making a general offer open to all shareholders.
     The purpose of the Offer is to increase the investment made in Shares by TAM, on behalf of the Client Accounts, while complying with Canadian securities laws by making a general offer open to all Shareholders. Given the size of the accounts that TAM manages, TAM believes that the appropriate exposure for an investment in Catalyst can be achieved only by acquiring a substantial number of additional Shares.
     TAM has no current plans for changes in the business or operations of Catalyst if the Offer is successful. Based on publicly available information, TAM considers the current configuration of the operations and finances of Catalyst to be appropriate, and does not intend to advocate material asset disposals, plant shutdowns or extraordinary dividend payments. TAM does not intend to seek a buyer for Catalyst. TAM expects to continue its detailed review of Catalyst, its operations, and financing arrangements upon the completion of the Offer to determine what changes, if any, would be necessary or appropriate in light of such review and the circumstances which then exist, with a view to improving Catalyst’s operating performance and strengthening its balance sheet for the benefit of the client accounts. It is TAM’s intention to work with the board of directors and Catalyst management in the attainment of these goals. Further, TAM recognizes the importance of Catalyst as an employer and contributor to the prosperity of the city of Vancouver and the Province of British Columbia.
     See Section 5 of the Circular, “Purpose of the Offer and the Offeror’s Plans for Catalyst”.
Time for Acceptance
     The Offer is open for acceptance for the period commencing on the date hereof and ending at 5:00 p.m. (Vancouver time) on September 18, 2006, or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror, in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”, unless withdrawn by the Offeror.
Manner of Acceptance
     Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper), or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their Shares, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are contained in the Letter of Transmittal.
     Shareholders may also accept the Offer in Canada by following the procedures for a book-based transfer (“Book-Based Transfer”) established by The Canadian Depositary for Shares Limited, or its nominee (“CDS”), provided that a confirmation of the Book-Based Transfer of such Shares through the CDSX into the Depositary’s account at CDS is received by the Depositary at the office of the Depositary prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a Book-Based Transfer of a holder’s Shares into the Depositary’s account in accordance with procedures for such transfer. Delivery of Shares by means of a Book-Based Transfer will constitute a valid tender under the Offer. Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a Book-Based Transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered as a valid tender in accordance with the terms of the Offer.
     Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery (printed on green paper). Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.
Conditions of the Offer
     The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer, or to extend the period of time during which the Offer is open for acceptance and delay taking up and paying for any Shares deposited under the Offer, unless all of the conditions described in Section 4 of the Offer, “Conditions of the Offer” are satisfied or waived by the Offeror on or prior to the Expiry Time. These conditions include, among others, (i) the receipt of all necessary regulatory approvals, and (ii) that the Offeror shall have determined in its reasonable judgment (in consultation with TAM) that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise) prospects, results of operations, cash flows or liability of Catalyst or its entities that is or may be materially adverse to Catalyst or any of its entities or to the value of the Shares to the Offeror or to the Clients Accounts. The Offer is not subject to any financing condition or a minimum tender condition.
     Subject to the terms and conditions of the Offer, as soon as practicable after the Expiry Time, the Offeror will take up and pay for up to 39,000,000 Shares deposited under the Offer and not timely withdrawn. All of the Shares tendered to the Offer, up to a maximum of 39,000,000 Shares, will be purchased. If more than the maximum number of Shares are deposited under the Offer and not withdrawn, the Shares to be purchased from each depositing Shareholder will be determined on a pro rata basis, disregarding fractions, by rounding down to the nearest whole number of Shares.
Payment for Deposited Shares
     If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived at the Expiry Time, the Offeror will become obligated to take up Shares validly deposited under the Offer and not withdrawn, not later than 10 days from the Expiry Time of the Offer, and will pay for Shares taken up as soon as possible but in any event not later than three Business Days after taking up the Shares. See Section 6 of the Offer, “Payment for Deposited Shares”.
Withdrawal of Deposited Shares
     Except as otherwise provided in Section 7 of the Offer, “Withdrawal of Deposited Shares”, all deposits of Shares pursuant to the Offer are irrevocable.
Regulatory Matters
     The acquisition of the Shares by the Offeror under the Offer is subject to the receipt of all necessary regulatory approvals, including any approvals that may be required under the Competition Act (Canada) and the Investment Canada Act (Canada). See Section 15 of the Circular, “Regulatory Matters”.
Canadian Federal Income Tax Considerations
     A Shareholder resident in Canada who holds Shares as capital property and who disposes of those Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of those Shares. Shareholders who are not resident in Canada will not be subject to Canadian federal income tax on a disposition of their Shares pursuant to the Offer unless those Shares constitute “taxable Canadian property” (as defined in the Tax Act) to them and any capital gain realized on the disposition of such Shares is not exempt from tax by virtue of the provisions of an applicable income tax treaty or convention.
     See Section 18 of the Circular, “Canadian Federal Income Tax Considerations”.
Depositary, Information Agent and Financial Advisor
     Computershare is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing payment for Shares purchased under the Offer.
     D.F. King & Co., Inc. is acting as the Offeror’s information agent (the “Information Agent”) for the Offer. The Information Agent may contact Shareholders by mail, telephone or facsimile and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. Questions and requests for assistance relating to the Offer may be directed to the Information Agent at the address and telephone number shown on the last page of this document. See “Depositary and Information Agent” in the Circular.
     Genuity Capital Markets has been retained to act as the Offeror’s financial advisor in connection with the Offer.
     Shareholders should contact the Depositary, the Information Agent or their own broker or dealer for assistance in accepting the Offer.

THE OFFER
August 10, 2006
TO: THE HOLDERS OF SHARES OF CATALYST PAPER CORPORATION
1. The Offer
     The Offer is made hereby by the Offeror to purchase, on and subject to the terms and conditions set forth in the Offer, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on green paper), up to 39,000,000 Shares, representing 18.17% of the issued and outstanding Shares, for Cdn $3.30 cash per Share. All of Shares tendered to the Offer, up to the maximum of 39,000,000 Shares, will be purchased (subject to satisfaction of the conditions to the Offer). If more than the maximum number of Shares for which the Offer is made are deposited under the Offer and not withdrawn, the Shares to be purchased from each depositing Shareholder will be determined on a pro rata basis, disregarding fractions, by rounding down to the nearest whole number of Shares.
     The Cdn $3.30 cash offer price for the Shares represents a premium of approximately 18.3% over the closing trading price of the Shares of Cdn $2.79 on the TSX on July 25, 2006, the last trading day during which the Shares were traded prior to the announcement by TAM of the intention to make the Offer and approximately 21.1% over the 20-day volume weighted average price for the Shares ending on July 25, 2006. The closing price of the Shares on the TSX on August 9, 2006 was Cdn $3.12.
     The Offer is made only for Shares and is not made for any options, warrants or other conversion or exchange rights to acquire Shares. Any holder of options, warrants or other conversion or exchange rights to purchase Shares who wishes to participate in the Offer must, to the extent permitted by the terms of such securities and applicable law, exercise the options, warrants or other conversion or exchange rights to purchase Shares and deposit certificates representing those Shares in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that holders of options, warrants or other conversion or exchange rights to purchase Shares will have Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedure described in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.
     All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.
     The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information that should be read carefully before making a decision with respect to the Offer.
2. Time for Acceptance
     The Offer is open for acceptance for the period commencing on the date hereof and ending at the Expiry Time, meaning in respect of the Offer, 5:00 p.m. (Vancouver time) on September 18, 2006, or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”, unless withdrawn by the Offeror.
3. Manner of Acceptance
Letter of Transmittal
     The Offer may be accepted by delivering the following documents to the Depositary at any one of its offices listed in the Letter of Transmittal (printed on blue paper) and on the back of this document so as to arrive there not later than the Expiry Time:
(a)	certificate(s) representing the Shares for which the Offer is being accepted;

(b)	a Letter of Transmittal (printed on blue paper), in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed in accordance with the rules and instructions set out in such Letter of Transmittal; and

(c)	any other relevant documents required by the rules and instructions set out in such Letter of Transmittal.

     The Offer will be deemed to be accepted only if the Depositary has actually received such documents no later than the Expiry Time. Except as otherwise provided in the rules and instructions set out in the Letter of Transmittal or as may be permitted by the Offeror, the signature on a Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder that is an Eligible Institution). If a Letter of Transmittal is executed by a person other than the registered holder of the Shares represented by the certificate(s) deposited therewith, the certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder with the signature on the endorsement panel or transfer power guaranteed by an Eligible Institution.
Book-Based Transfer
     Shareholders may accept the Offer in Canada by following the procedures for a Book-Based Transfer established by The Canadian Depositary for Shares Limited, or its nominee, provided that a confirmation of the Book-Based Transfer of such Shares through the CDSX into the Depositary’s account at CDS is received by the Depositary at the office of the Depositary prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a Book-Based Transfer of a holder’s Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares by means of a Book-Based Transfer will constitute a valid tender under the Offer.
     Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a Book-Based Transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered as a valid tender in accordance with the terms of the Offer.
Procedure for Guaranteed Delivery
     If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing the applicable Shares are not immediately available or the required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be deposited validly by the Shareholder under the Offer, provided that all of the following conditions are met:
          the deposit is made by or through an Eligible Institution;
(a)	a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the applicable address specified in the accompanying Notice of Guaranteed Delivery; and

(b)	the certificate(s) representing the applicable Shares, in proper form for transfer together with a Letter of Transmittal (or a facsimile thereof) (printed on blue paper), properly completed and duly executed with any required signature guarantees covering the deposited Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.
     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the applicable address specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.
General
     The Offeror will, in its sole discretion (in consultation with TAM), be entitled to determine finally all questions relating to acceptances of the Offer and to the withdrawal of Shares deposited thereunder, including, without limitation, the validity, form, eligibility, timely receipt, acceptance and effect of any deposit of Shares and/or withdrawal of Shares and the propriety of the completion and execution of any Letter of Transmittal or Notice of Guaranteed Delivery. Depositing Shareholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Shares or by any particular Shareholder. None of the Offeror, any of its affiliates, the Depositary, the Information Agent or any other person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.
     In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the Shares and a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, covering such Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.
     The acceptance of the Offer pursuant to the procedures set forth above will constitute a binding agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.
     The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.
     The method chosen to transmit certificate(s) representing Shares, Letters of Transmittal, Notices of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained.
     Shareholders whose Shares are registered in the name of an Intermediary and who wish to accept the Offer should contact their Intermediary for assistance in depositing the Shares under the Offer.
Power of Attorney
     The execution of a Letter of Transmittal or Notice of Guaranteed Delivery irrevocably appoints each officer of the Depositary and the sole member and manager of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Shares covered by the Letter of Transmittal or Notice of Guaranteed Delivery with respect to Shares registered in the name of the Shareholder on the relevant securities register maintained by or on behalf of Catalyst and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Securities”), and with respect to any and all dividends (other than certain cash dividends), interest, distributions, payments, securities, rights, warrants, assets or other interests, whether or not separated from the Shares (collectively “Other Securities”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities or any of them on or after July 25, 2006 (being the date of the announcement by TAM of the intention to make the Offer) except as otherwise indicated in Section 11 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”.
     The power of attorney granted irrevocably upon execution of a Letter of Transmittal or Notice of Guaranteed Delivery shall be immediately effective on or after the date that the Offeror takes up and pays for the Purchased Securities with full power of substitution and resubstitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of such Shareholder: (a) register or record the transfer or cancellation of Purchased Securities and Other Securities on the appropriate securities registers maintained by or on behalf of Catalyst; (b) vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any Purchased Securities and Other Securities, revoke any such instrument, authorization or consent, or designate in any such instrument, authorization or consent, any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Shares of Catalyst; (c) execute and negotiate any cheques or other instruments representing any Other Securities payable to or to the order of, or endorsed in favour of a holder of Purchased Securities or Other Securities; (d) exercise any rights of a holder of Purchased Securities and Other Securities with respect to such Purchased Securities and Other Securities; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities and Other Securities to the Offeror, all as specified in the relevant Letter of Transmittal or Notice of Guaranteed Delivery.
     A holder of Shares who executes a Letter of Transmittal also agrees, effective on and after the date the Offeror takes up and pays for Purchased Securities, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Shares or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities or Other Securities, and to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.
Further Assurances
     A holder of Shares accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror and the Client Accounts and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.
Depositing Shareholders’ Representations and Warranties
     All Shareholders depositing Shares pursuant to the Offer must have full power and authority to deposit, sell, assign and transfer the Shares to the Offeror. Shareholders depositing Shares pursuant to the Offer must have good title to their Shares free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons. The acceptance of the Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Shares and Other Securities being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Shares (or interests therein) to any other person; (ii) such Shareholder depositing the Shares (and any Other Securities), or on whose behalf such Shares are being deposited, has good title to and is the beneficial owner of the Shares being deposited within the meaning of applicable securities laws; (iii) the deposit of such Shares complies with applicable securities laws; and (iv) when such deposited Shares are taken up and paid for by the Offeror and are transferred to the Client Accounts, such Client Accounts will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities or rights of other persons.
4. Conditions of the Offer
     Notwithstanding any other provision of the Offer, the Offeror shall have the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer, or to extend the period of time during which the Offer is open for acceptance and delay taking up and paying for any Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:
(a)	the Offeror shall have determined in its reasonable judgment that none of Catalyst, any of its entities or any person has taken or proposes to take any action or has failed to take any action, or has disclosed a previously undisclosed action, which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Shares under the Offer, including, without limiting the generality of the foregoing,
(i)	any action with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Catalyst or any of its entities out of the ordinary course of business (other than any such sale, disposition or other dealing between Catalyst and any wholly-owned subsidiary of Catalyst),

(ii)	any issuance of securities (other than in connection with the exercise of currently vested stock options outstanding on the date hereof, in accordance with their terms as publicly disclosed prior to the date of the announcement by TAM of the intention to make the Offer) or options or rights to purchase securities, or other change to the capitalization of Catalyst and its entities including any action to implement a shareholders’ rights plan or poison pill,

(iii)	the payment of any dividends or other distributions or payments,

(iv)	any acquisition from a third party of assets (except in the ordinary course of business and consistent with past practice) or securities by Catalyst or any of its entities,

(v)	any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Catalyst or any of its entities,

(vi)	entering into, modifying, extending the duration or renewing any agreement or arrangement with any directors, senior officers or employees, (including beyond the terms disclosed in Catalyst’s Management Proxy Circular dated March 10, 2006), or designating the Offer to be a Proposed Transaction under severance agreements with named executive officers (as described under Section 7 of the Circular, “Effect of the Offer on Severance Arrangements”),

(vii)	instituting, canceling or modifying any pension plan or other employee benefit arrangement, or any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Catalyst, or any agreement to engage in any of the foregoing;

(b)	all governmental or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including in Canada, the United States or elsewhere and by any stock exchanges or other securities or regulatory authorities) that, in the Offeror’s reasonable judgment, are necessary or desirable to complete the Offer shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable judgment;

(c)	without limiting the scope of the condition in paragraph (b),
(i)	the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Offer; or

(ii)	the Commissioner shall have advised the Offeror in writing that the Commissioner does not have grounds on which to make an application to the Competition Tribunal under Part VIII of the Competition Act (Canada) (the “Competition Act”) for an order in respect of the Offer and, pursuant to subsection 113(c) of the Competition Act, the Commissioner shall have waived the notification obligations of the Offeror and Catalyst under Part IX of the Competition Act in respect of the Offer;
(d)	the Offeror shall have determined in its reasonable judgment that (i) no act, action, suit or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or by any elected or appointed public official or private person in Canada or elsewhere (whether or not having the force of law) and (ii) no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) will have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):
(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Shares or to exercise full rights of ownership of the Shares;

(ii)	which if the Offer were consummated, could, in the reasonable judgment of the Offeror, adversely affect the Offeror, TAM or the Client Accounts considered individually or on a consolidated basis, or which, whether or not the Offer were consummated, could, in the reasonable judgment of the Offeror, adversely affect Catalyst or its entities considered on a consolidated basis; or

(iii)	which may challenge, prevent, or make uncertain the ability of, or make it inadvisable for, the Offeror to proceed with the Offer;
(e)	the Offeror shall have determined in its reasonable judgment that there shall not exist any prohibition at law against the Offeror making or maintaining the Offer or taking up and paying for Shares deposited under the Offer or transferring such Shares to the Client Accounts;

(f)	there shall not have occurred any actual or threatened change (including any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the Offeror’s reasonable judgment, has or may have adverse significance with respect to the business and operations of Catalyst or any of its entities or with respect to the regulatory regime applicable to their respective businesses and operations;

(g)	the Offeror shall have determined in its reasonable judgment that there shall not have occurred (or if there shall have occurred prior to the commencement of the Offer, there shall not have been generally disclosed or disclosed to the Offeror) any change (or any condition, event, circumstance or development that would reasonably be expected to give rise to a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Catalyst or its entities that is or may be materially adverse to Catalyst or any of its entities (considered on a consolidated basis) or to the value of the Shares to the Offeror or to the Client Accounts;

(h)	the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence (or if there does exist or shall have previously occurred, developed or come into effect or existence, there shall not have been generally disclosed or disclosed to the Offeror) any event, action, state, condition or financial occurrence of national or international consequence, or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that adversely affects or involves or may adversely affect or involve the general economic, financial, currency exchange, securities or financial markets in Canada, the United States or elsewhere or other markets relevant to the business of Catalyst or any of its entities or that makes it inadvisable for the Offeror to proceed with the Offer and/or taking up and paying for Shares deposited under the Offer or transferring such Shares to the Client Accounts;

(i)	the Offeror shall have determined in its reasonable judgment that none of the following exists or has occurred (which has not been cured or waived) or has been threatened, (i) any right, permit, privilege, franchise, or license (whether contractual or otherwise) of Catalyst or any of its entities has been or may be impaired or otherwise adversely affected or threatened to be impaired or adversely affected, or (ii) any covenant, term or condition of any of Catalyst’s or of any of its entities’ instruments or agreements exists which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Shares under the Offer, or transferring such Shares to the Client Accounts including, in the case of either (i) or (ii), any default, right of termination, acceleration or other adverse event that may ensue as a result of the Offeror making the Offer and/or taking up and paying for Shares under the Offer or transferring such Shares to the Client Accounts;

(j)	the Offeror shall not have become aware of any untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Catalyst or any of its entities with any securities commission or similar securities regulatory authority in any of the provinces of Canada or released by Catalyst or its entities to the public, including, without limitation, any prospectus, annual information form, annual report, financial statement, material change report, management proxy circular, news release or other document so filed or released, which the Offeror shall have determined in its reasonable judgment is adverse or would reasonably be considered to be significant to a purchaser of Shares;

(k)	the Offeror shall have determined in its reasonable judgment (i) that there has not occurred any change in the compensation paid or payable by Catalyst or any of its entities to its directors, officers or employees including the granting of additional shares, stock options or bonuses; and (ii) that Catalyst has publicly disclosed all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including, without limitation, the amount of any severance or termination payments payable thereunder;

(l)	the Offeror shall have determined in its reasonable judgment that (i) Catalyst or any of its entities will not become obligated to make any offer to purchase any of their outstanding Notes, bonds or promissory notes or repay any outstanding indebtedness as a result of (in whole or in part) or in connection with the Offeror taking up and paying for Shares under the Offer or transferring such Shares to the Client Accounts, and (ii) that no event of default, including a Change of Control Default, shall have occurred under the Credit Agreement or be reasonably expected to occur under the Credit Agreement; and

(m)	all requisite third party consents that the Offeror may reasonably consider to be necessary or desirable as a result of the Offer shall have been obtained on terms satisfactory to the Offeror in its reasonable judgment.
     The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to the Offer in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.
     Any waiver of a condition or the determination of the satisfaction of the conditions of the Offer will be made by the Offeror in consultation with TAM.
     Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice, or other communication confirmed in writing, by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders, in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, and will provide a copy of the aforementioned public notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all documents tendered to the Depositary under the Offer including certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 10 of the Offer, “Return of Shares”.
     Any determination by the Offeror (in consultation with TAM) concerning any events or other matters described in this Section 4 will be final and binding upon all parties for purposes of the Offer.
5. Extension, Variation or Change of the Offer
     The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn.
     The Offeror reserves the right, in its sole discretion (in consultation with TAM), at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time for the Offer or to vary the Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, Ontario and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, to all Shareholders whose Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.
     If the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition of the Offer), the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or applicable securities regulatory authorities.
     If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a holder of Shares to accept or reject the Offer (other than a change that is not within the control of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery” to all Shareholders whose Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.
     During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Expiry Time of the Offer or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.
     If the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer.
6. Payment for Deposited Shares
     Subject to the terms of the Offer, if all the conditions described under Section 4 of the Offer, “Conditions of the Offer” are satisfied or waived at the Expiry Time, the Offeror will become obligated to take up any Shares validly deposited under the Offer and not timely withdrawn (up to a maximum of 39,000,000 Shares) not later than 10 days from the Expiry Time of the Offer and will pay for Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer as, if and when the Offeror gives written notice to the Depositary to that effect.
     Subject to applicable law, the Offeror expressly reserves the right in its sole discretion (in consultation with TAM) to delay taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares pursuant to the Offer if any condition described in Section 4 of the Offer, “Conditions of the Offer” is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion (in consultation with TAM) and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.
     The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by wire transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. TAM has entered into a financing agreement with the Offeror pursuant to which TAM has agreed to provide funds under management from the Client Accounts sufficient to enable the Offeror to satisfy its obligations to pay for the Shares taken up under the terms of the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of the Shares taken up under the Offer, regardless of the date of deposit or any delay in making such payment.
     The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.
     Settlement with each Shareholder who has deposited Shares under the Offer will be made by the Depositary forwarding to each such Shareholder a cheque, payable in Canadian funds, representing the cash to which the depositing Shareholder is entitled. Subject to the foregoing and unless otherwise directed by a Letter of Transmittal not inconsistent with applicable law, cheques will be issued in the name of the registered holder of the Shares deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, such cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Catalyst. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Depositing Shareholders will not be obligated to pay any brokerage fee or commission if they accept the Offer by transmitting their Shares directly to the Depositary.
7. Withdrawal of Deposited Shares
     Except as otherwise provided in this Section 7, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (a) at any time prior to the Expiry Time, or (b) if the Shares have not been paid for by the Offeror within three Business Days after having been taken up.
     In addition, if:
(a)	there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which Shares may be deposited thereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of a waiver of a condition or conditions, or solely of an increase in the consideration offered under the Offer where the Expiry Time is not extended for a period greater than 10 days after notice of the variation has been delivered); or

(b)	a notice of change in respect of the information contained in the Offer and Circular or in any subsequent notice of change or variation is delivered to persons whose Shares were not taken up at the date of the occurrence of the change;
then any Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated.
     For any withdrawal to be made, notice of the withdrawal must be made in writing (which includes a facsimile communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit within the period permitted for withdrawal. Any such notice of withdrawal must be (i) made by a method, including a facsimile transmission, that provides the Depositary with a written or printed copy, (ii) signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares to be withdrawn, and (iii) specify such person’s name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number, if any, shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the rules and instructions set out in such letter), except in those cases where the Shares were deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Offeror, any of its affiliates, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.
     Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed to be not validly deposited for purposes of the Offer. However, withdrawn Shares may be redeposited no later than the Expiry Time by again following one of the procedures described in Section 3 of the Offer, “Manner of Acceptance”. Once the Offeror accepts the deposited Shares for payment upon the expiration of the Offer (including the expiration of any extension thereof), Shareholders will no longer be able to withdraw them, except in accordance with applicable law.
     If the Offeror extends the Offer, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror’s other rights, Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Shares may not be withdrawn except to the extent that depositing holders of Shares are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.
     In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 19 of the Circular, “Statutory Rights”.
     All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion (in consultation with TAM), and such determination will be final and binding.
8. Market Purchases
     The Offeror or TAM may, directly or indirectly, purchase Shares or other securities of Catalyst at any time and from time to time before the Expiry Time provided that such purchases are permitted by applicable law, including by making purchases through the facilities of the TSX. In no event will the Offeror or TAM make any purchases of such securities through the facilities of the TSX until the third clear trading day following the date of the Offer. The Offeror will issue and file on SEDAR a press release containing information prescribed by applicable law forthwith after the close of business of the TSX on each day on which any such securities have been purchased.
     Subject to compliance with applicable securities laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Shares taken up and paid for under the Offer, although the Offeror has no current intention of doing so. The Offeror intends to acquire Shares under the Offer and immediately transfer the Shares to the Client Accounts.

9. Notices and Delivery
     Except as otherwise provided in the Offer and without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the Shareholders at their respective addresses as shown on the registers maintained by or on behalf of Catalyst and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, in the event of any interruption of or delay in mail service following mailing or if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if a summary of the material provisions thereof is (i) given to the TSX for dissemination through its facilities, (ii) published once in the National Edition of The Globe and Mail or the National Post, together with La Presse, or (iii) given to the Dow Jones News Wire Service or CCN Matthews News Service.
     The Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to Shareholders or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Shareholder lists, or if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial holders of Shares when such list or listing is received.
     Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.
10. Return of Shares
     If for any reason any deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer, certificates for Shares that are not purchased and any other relevant documents will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer.
     Certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Shareholder registers maintained by or on behalf of Catalyst.
11. Changes in Capitalization, Dividends, Distributions and Liens
     If, on or after July 25, 2006 (being the date of the announcement by TAM of the intention to make the Offer), Catalyst should divide, reclassify, consolidate, convert, split, combine or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the number and type of securities offered to be purchased and the amounts payable therefor), to reflect such division, reclassification, consolidation, conversion, split, combination or other change.
     Shares taken-up by the Offeror pursuant to the Offer shall be free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others and together with all rights and benefits arising therefrom including the right to all Other Securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after July 25, 2006.
     If, on or after July 25, 2006, Catalyst should declare or pay any dividend, pay any interest, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Shares which is or are payable or distributable to Shareholders of record on a date which is prior to the date of the transfer to the name of the Client Accounts or their nominees or transferees on the transfer register maintained by or on behalf of Catalyst in respect of Shares accepted for purchase pursuant to the Offer, then without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”:

(a) in the case of any cash dividend, distribution or payment, the amount of the dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividend, distribution or payment does not exceed the cash purchase price per Share payable by the Offeror pursuant to the Offer, the cash purchase price per Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of any non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the cash purchase price per Share payable by the Offeror pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.
     Pending such remittance, the Offeror (on behalf of the Client Accounts) will be entitled to all rights and privileges to such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 18 of the Circular, “Canadian Federal Income Tax Considerations”.
12. Mail Service Interruption
     Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques, certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, “Notices and Delivery”. The deposit of cheques and certificates with the Depositary in such circumstances will constitute delivery to the persons entitled thereto and the Shares will be deemed to have been paid for immediately upon such deposit at the office of the Depositary at which the Shares were deposited.
13. Other Terms of the Offer
     The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more other persons, the right to purchase all or any portion of the Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Shares to receive prompt payment for Shares validly deposited and taken up pursuant to the Offer.
     The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.
     No broker, dealer or other person (including the Depositary or the Information Agent) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its entities in connection with the Offer other than as contained in the Offer and Circular and the Letter of Transmittal and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.
     The Offeror, in its sole discretion (in consultation with TAM), will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Shares.
     The provisions of the Circular, Letter of Transmittal and Notice of Guaranteed Delivery, including the rules and instructions contained therein, are incorporated into and form part of the terms and conditions of the Offer.
     Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

     The Offer and the accompanying Circular constitute the circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer, Catalyst and the Offeror.
Dated: August 10, 2006

CTOE LLC,
by its sole member and sole manager

(Signed) Mark Friedman

CIRCULAR
     This Circular is furnished in connection with the accompanying Offer dated August 10, 2006 by the Offeror to purchase up to 39,000,000 Shares. The terms and provisions of the Offer, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms defined in the Offer and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offer and the Glossary unless the context otherwise requires.
     The information concerning Catalyst contained in this Circular has been taken from or is based upon publicly available information filed with the Canadian securities regulators and other public sources available at the time of the Offer. Neither the Offeror, nor any person acting jointly or in concert with the Offeror nor any member or manager of the Offeror or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Catalyst to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such persons. The Offeror and TAM have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Catalyst’s publicly available information or whether there has been any failure by Catalyst to disclose events or facts that may have occurred or may affect the significance or accuracy of any information.
     All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.
1. The Offeror
     The Offeror is formed under the laws of the State of Delaware and Mark Friedman, an individual, is the sole member and sole manager of the Offeror and owns all of the equity interests of the Offeror. The Offeror was created at the request of TAM solely for the purpose of making the Offer and has not otherwise carried on, and will not otherwise carry on, any material business or activity and has no assets. TAM has entered into an indemnity agreement with Mark Friedman in connection with his role as sole member and manager of the Offeror. The Offeror has a single owner, member and manager, and will exist for the sole purpose, and only for so long as it is necessary or appropriate, to effect the purchase of the tendered Shares in accordance with the terms of the Offer and to transfer such Shares to the Client Accounts. TAM has agreed with the Offeror to provide sufficient funds, from funds under management by TAM, to permit the Offeror to pay for Shares taken up by it under the Offer (as described under Section 13 of the Circular, “Source of Funds”). Immediately following take-up and payment by the Offeror of Shares tendered to the Offer, such Shares will be transferred by the Offeror to the Client Accounts, and it is anticipated that the Offeror will be liquidated. TAM has entered into an indemnity agreement with Mark Friedman in connection with his role as sole member and manager of the Offeror. The principal office of the Offeror is located at 622 Third Avenue, 33rd Floor, New York, New York 10017. There are no officers or directors of the Offeror other than Mr. Friedman who serves as the Offeror’s sole manager.
2. Other Interested Parties
     TAM is a U.S. registered investment advisor that provides investment advisory services to mutual funds and private and institutional clients. TAM manages its client accounts using a value investing approach that seeks long-term capital appreciation.
     As portfolio manager or investment advisor, TAM currently exercises control or direction over 42,503,313 Shares that are beneficially owned by client accounts, representing approximately 19.8% of the issued and outstanding Shares. TAM is entitled to vote 40,776,005 of such Shares representing approximately 96% of the Shares over which TAM currently exercises control or direction.
     TAM is entitled as portfolio manager or investment advisor to make investment decisions on behalf of the Client Accounts, including any decision to invest in Catalyst or purchase additional Shares. TAM derives its authority under existing investment advisory agreements with its clients and has obtained express authorization from the Client Accounts to make the Offer and to pay the purchase price under the Offer from client funds under TAM’s control or direction.
     The Offeror (in consultation with TAM) is making all decisions with respect to the Offer including any decision to extend or vary the Offer, whether the conditions to the Offer have been satisfied or will be waived, and whether the Offeror will take up and pay for Shares tendered to the Offer. Any decision or determination by the Offeror, including those made in the Offeror’s sole discretion or reasonable judgment, will be made in consultation with TAM. Following completion of the Offer, TAM will continue to exercise control or direction over all of the Shares beneficially owned by the client accounts (including Shares taken up under the Offer) until such time as a client decides to withdraw Shares from its account or terminate its investment advisory agreement with TAM or, in the case of a Third Avenue Fund, such Third Avenue Fund changes its investment advisor. TAM is governed by a management committee and has no board of directors, although investment decisions on behalf of Client Accounts are not made by the management committee.
     Third Avenue International Value Fund is a registered investment company managed by TAM. TAVIX currently beneficially owns approximately 23,376,200 Shares representing approximately 10.9% of the outstanding Shares of Catalyst and, if the Offer is successful, will beneficially own, together with the Small Cap Fund and the Variable Trust, an aggregate of 53,225,942 Shares, representing approximately 24.8% of the Shares then outstanding. TAVIX, the Small Cap Fund and the Variable Trust are referred to as the “Third Avenue Funds”. Other than the Third Avenue Funds, no client account currently beneficially owns more than 2.5% of the Shares or will beneficially own more than 2.5% of the Shares following successful completion of the Offer.
     While each of the Third Avenue Funds has a separate portfolio manager, employed by Third Avenue, who makes independent investment decisions, for purposes of the Offer, the Offeror, TAM and the Third Avenue Funds may be deemed under Canadian securities laws to be acting jointly or in concert in connection with the Offer and such persons are treated as acting jointly and in concert in connection with the Offer. This statement does not, however, constitute an admission that, for legal purposes, the Third Avenue Funds are acting jointly or in concert with TAM or the Offeror in connection with the Offer.
     As noted above, immediately following take-up and payment by the Offeror of Shares tendered to the Offer, such Shares will be transferred by the Offeror to the Client Accounts. While each of such clients has authorized TAM to make the Offer, the clients are passive investors who are not otherwise participating in making the Offer or in any decision with respect to the Offer. All such decisions are being made by the Offeror (in consultation with TAM). Accordingly, the clients that will own beneficially the Shares taken up under the Offer are not being treated as acting jointly or in concert with the Offeror, TAM or the Third Avenue Funds for purposes of the Offer. All of such clients have agreed with TAM, however, not to trade in any securities of Catalyst during the period the Offer is outstanding and for a period of 20 Business Days following the expiry of the Offer.
3. Catalyst
     Catalyst was formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc. The company changed its name from Norske Skog Canada Limited to Catalyst Paper Corporation on October 3, 2005. Catalyst’s principal office is located at 250 Howe Street, 16th Floor, Vancouver, British Columbia, V6C 3R8. The principal business of Catalyst is the manufacture and sale of printing papers, consisting of groundwood coated, uncoated and specialty papers, kraft paper and newsprint.
     Catalyst is the third largest newsprint and uncoated groundwood specialty paper manufacturer based in North America measured by production capacity. Catalyst is the largest producer of mechanical coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the west coast of North America. Catalyst is also the largest producer of lightweight uncoated groundwood (directory) paper in the world. Catalyst also produces market pulp and kraft paper and operates the largest paper recycling operation in Western Canada.
     With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. The principal markets for Catalyst’s paper products are located in North America, Asia and Latin America. The major markets for Catalyst’s market pulp are Western Europe and Asia.
Recent Developments
     On February 10, 2006, Catalyst announced the completion of a $192 million stock transaction between 4246779 Canada Inc., an indirect wholly-owned subsidiary of Norske Skogindustrier ASA and UBS Securities Canada Inc., pursuant to which the subsidiary of Norske Skog sold its entire 29.4% shareholding in Catalyst. Concurrently, the three directors from Norske Skog resigned from Catalysts’ board of directors, including the chairman of the board of directors. Catalyst also announced the appointment of Keith Purchase as chairman of the board of directors and the appointment of a new director, Mark Dodson.
     On February 22, 2006, Catalyst announced the appointment of David Unruh to its board of directors.
     On March 9, 2006, Catalyst announced the appointment of Brian Kenning to its board of directors.
     On April 27, 2006, in connection with its results for the three months ended March 31, 2006, Catalyst announced that costs related to permanently shutting an idled paper machine contributed to a net loss of $23.6 million ($0.11 per Share) on sales of $456.3 million in the first quarter of 2006. The net loss, before unusual items, was stated to be $11.7 million ($0.05 per Share). Catalyst indicated that the first-quarter results compare with a net loss of $21.8 million ($0.10 per Share) on sales of $462.7 million in the first quarter of 2005, and a net loss of $8.0 million ($0.04 per Share) on sales of $471.9 million in the fourth quarter of 2005.
     On May 29, 2006, Catalyst announced the appointment of Michel Desbiens to its board of directors.
     On June 17, 2006, Catalyst announced that at $31 million, its 2006 property tax bill remains unchanged from last year, despite Catalyst’s appeals for government action, citing figures that show it pays twice as much per tonne of product in property tax than the North American average. Catalyst indicated that the problem has grown more acute as municipal mill rates and tax bills have not come down to reflect permanent reductions in production capacity at several mills.
     On August 1, 2006, Catalyst announced its second quarter results.
     On August 1, 2006, Catalyst announced that it had appointed a special committee to consider the Offer.
     On August 3, 2006, Catalyst announced that it had established a limited partnership with Tia Amin (Sliammon) First Nation and the City of Powell River. Catalyst has agreed to sell 805 acres of land not required for local mill operations to the limited partnership which has assumed a secured five-year mortgage of $4.5 million. The limited partnership will subdivide and sell parts of the property and redevelop other parcels. Preliminary plans envision a marine business park, a light industrial park, a residential subdivision and a community green space. Any profits will be distributed equally to the three partners.
Authorized and Outstanding Capital
     The authorized capital of Catalyst consists of an unlimited number of Shares and 100,000,000 preferred shares. As at August 8, 2006 Catalyst’s issued and outstanding capital consisted of 214,604,120 Shares and no preferred shares. Holders of Shares are entitled to receive dividends as and when declared by the board of directors of Catalyst and, unless otherwise provided by legislation, are entitled to one vote per Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Catalyst, the holders of Shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities. The Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the Shares. The Shares are listed and posted for trading on the TSX under the symbol “CTL”.
Certain Reporting and Disclosure Requirements
     Catalyst is subject to the information and reporting requirements of the securities laws of British Columbia and the other provinces and territories of Canada and the rules of the TSX. In accordance therewith, Catalyst is required to file reports, financial statements and other information with certain Canadian securities regulators and with the TSX relating to its business, financial condition and other matters. Information as of particular dates concerning Catalyst’s directors and officers, their remuneration, their indebtedness, if any, to Catalyst, share options granted to them, the principal holders of securities and any material interests of such persons in transactions with Catalyst and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain Canadian securities regulators and with the TSX and may be inspected at Catalyst’s offices, as filed with certain Canadian securities regulators at www.sedar.com or through the facilitates of the TSX.
     Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Catalyst must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Catalyst subsequent to the date of the most recently published financial statements of Catalyst.
4. Background to the Offer
     TAM first acquired Shares on behalf of its client accounts in the fourth quarter of 2005, and continued acquiring Shares (with an initial transfer of Shares to TAM in October, 2005 from a separately managed account that purchased the Shares in March, 2000) because TAM believed that the Shares were undervalued. Catalyst, together with other Canadian producers of pulp and paper, has been suffering from profitability pressures due to falling demand for newsprint (an important product for Catalyst), increasing energy and raw material costs, and the rising value of the Canadian dollar. Based on publicly available information, TAM formed the opinion that despite the unattractive near term prospects, Catalyst was adequately financed to survive the industry downturn and was likely to emerge as one of the better-positioned Canadian paper companies.

     At the time that TAM carried out its initial research on the Canadian pulp and paper market, Catalyst’s then-major shareholder, Norske Skog, owned 29.4% of the Shares outstanding. After a strategic review of its operations, Norske Skog decided to exit the Canadian pulp and paper market and to concentrate on opportunities in Europe and Asia. As a result of the review, Norske Skog’s subsidiary sold its shareholding in Catalyst (63,035,942 Shares) through a public offering in February 2006. TAM bought more than 12,500,000 Shares (approximately 20% of the offering) for its client accounts. It continued to purchase Shares for its client accounts in the open market in the months following the offering.
     Due to the size of the accounts TAM manages and the availability of Shares at attractive valuations, TAM has purchased, on behalf of its client accounts, a substantial shareholding of Catalyst. Client accounts managed by TAM, including the Client Accounts, currently beneficially own 42,503,313 Shares representing approximately 19.8% of the issued and outstanding Shares. TAM exercises control or direction over all of such Shares.
     On July 25, 2006, TAM publicly announced the intention to make the Offer.
5. Purpose of the Offer and the Offeror’s Plans for Catalyst
     Canadian securities laws mandate that a person cannot offer to acquire 20% or more of the outstanding voting or equity shares of a company, such as Catalyst, except pursuant to certain limited exemptions, without making a general offer open to all shareholders.
     The purpose of the Offer is to increase the investment made in Shares by TAM on behalf of the Client Accounts, while complying with Canadian securities laws by making a general offer open to all Shareholders. Given the size of the accounts that TAM manages, TAM believes that the appropriate exposure for an investment in Catalyst can only be achieved by acquiring a substantial number of additional Shares.
     TAM has no current plans for changes in the business or operations of Catalyst if the Offer is successful. Based on publicly available information, TAM considers the current configuration of the operations and finances of Catalyst to be appropriate, and does not intend to advocate material asset disposals, plant shutdowns or extraordinary dividend payments. TAM does not intend to seek a buyer for Catalyst. TAM expects to continue its detailed review of Catalyst, its operations, and financing arrangements upon the completion of the Offer to determine what changes, if any, would be necessary or appropriate in light of such review and the circumstances which then exist, with a view to improving Catalyst’s operating performance and strengthening its balance sheet. It is TAM’s intention to work with the board of directors and Catalyst management in the attainment of these goals. Further, TAM recognizes the importance of Catalyst as an employer and contributor to the prosperity of the city of Vancouver and the Province of British Columbia.
6. Effect of the Offer on Outstanding Indebtedness of Catalyst
     Catalyst has issued and outstanding US$400 million principal amount of 8.625% senior notes due June 2011, US$250 million principal amount of 7.375% senior notes due March 2014 (together, the “Notes”) and has a $350 million secured revolving credit facility (the “Credit Facility”). Catalyst also has issued and outstanding non-recourse 6.387% first mortgage bonds due July 2009 and subordinated promissory notes.
Notes
     The indentures governing the Notes contain covenants relating to, among other things, a “Change of Control Triggering Event” of Catalyst. A Change of Control Triggering Event means the occurrence of both a “Change of Control” and a “Rating Decline”. A Change of Control of Catalyst is deemed to have occurred at such time as: (i) any “Person” (as defined in the Indentures) or group of related Persons for purposes of Section 13(d) of the “Exchange Act” (as defined in the Indentures) becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the “Common Stock” (as defined in the Indentures) of Catalyst, (ii) there shall be consummated any consolidation or merger or amalgamation of Catalyst in which Catalyst is not the continuing surviving corporation or pursuant to which the Common Stock of Catalyst would be converted into cash, securities or other property, other than a merger or consolidation or amalgamation of Catalyst in which the holders of the Common Stock of Catalyst outstanding immediately prior to the consolidation or merger or amalgamation hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger or amalgamation, or (iii) the first day on which a majority of members of the board of directors of Catalyst are not “Continuing Directors” (as defined in the Indentures). A Rating Decline means the decrease as compared with the “Rating Date” (as defined below) by one or more gradations within the Rating Categories (as defined below) as well as between the Rating Categories of the rating of the Notes by a “Rating Agency” (as defined below), on, or within 120 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention by Catalyst to effect a Change of Control (which period will be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by the Rating Agencies).
     Upon the Occurrence of a Change of Control Triggering Event, Catalyst is obligated to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date (as defined in the Indentures), in accordance with the procedures set out in the Indentures.
     It is difficult to predict whether a Change of Control Triggering Event may occur in the future. The successful completion of the Offer will not by itself constitute a Change of Control of Catalyst.
     For the purpose of the foregoing disclosure:
     “Rating Agencies” means:
(i) S&P; and
(ii) Moody’s; and
(iii) if S&P or Moody’s or both will not make a rating of the Notes publicly available, a nationally recognized United States securities rating agency or agencies, as the case may be, selected by Catalyst, which will be substituted for S&P or Moody’s or both, as the case may be;
“Rating Category” means:
(i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories);
(ii) with respect to Moody’s, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and
(iii) the equivalent of any such category of S&P or Moody’s used by another Rating Agency.
In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and — for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) will be taken into account (e.g., with respect to S&P a decline in rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).
“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change of Control (as defined above) and (ii) public notice of the occurrence of a Change of Control or of the intention by Catalyst to effect a Change of Control.
Credit Facility
     The credit agreement in respect of the $350,000,000 secured revolving credit facility (the “Credit Agreement”) contains events of default relating to, among other things, a “Change of Control Default”. A Change of Control Default means a change of control of Catalyst which results in the “Reference Debt Rating” (as defined below) by Moody’s or S&P being lowered by three or more levels, a level being, for example, the difference between A and A+. As a result of the sale by Norske Skog of its Shares in February 2006, a change of control is deemed to have occurred if Capital Stock (as defined in the Credit Agreement) of Catalyst to which is attached 30% or more of the votes that may be cast to elect directors of Catalyst or 30% or more of the total shareholders’ equity of Catalyst is held by or for the benefit of any person, or group of persons acting jointly or in concert, other than by way of security only.
     Upon the occurrence of a Change of Control Default or a change in the ownership or control of a Restricted Party (as defined in the Credit Agreement), which constitutes an event of default under the Credit Agreement, no Lender (as defined in the Credit Agreement) shall be under any further obligation to make Advances (as defined in the Credit Agreement) and the Majority Lenders (as defined in the Credit Agreement) may instruct the Agent (as defined in the Credit Agreement) to give notice to Catalyst, (i) declaring the Lenders’ obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, (ii) declaring the Obligations (as defined in the Credit Agreement) or any of them to be forthwith due and payable, whereupon they shall become and forthwith be due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Catalyst, and/or (iii) demanding Catalyst deposit forthwith with the Agent for the Lenders’ benefit Collateral (as defined in the Credit Agreement) equal to the full principal amount at maturity of all L/Cs and Bankers’ Acceptances (both as defined in the Credit Agreement) then outstanding for its account.

     The Offeror believes that it is unlikely that the successful completion of the Offer will result in an event of default under the Credit Agreement. Catalyst’s public filings report that as of June 30, 2006, the entirety of the credit facility under the Credit Agreement remained undrawn.
     For the purpose of the foregoing disclosure, “Reference Debt Rating” means the public rating of the indebtedness and liability of Catalyst to the Lenders under the Credits (as defined in the Credit Agreement) or if either Moody’s or S&P has not established a rating for indebtedness and liability under the Credits, the corporate credit or issuer ratings of Catalyst established by Moody’s or S&P, as the case may be.
Other Indebtedness
     The Offeror has not had access to the documentation relating to Catalyst’s non-recourse debt, which consists of 6.387% first mortgage bonds due July 2009, subordinated promissory notes and any possible intercreditor agreements or securitization programs, as this documentation has not been publicly filed by Catalyst. A “Change of Control” of Catalyst as previously described under the Indentures and/or Credit Facility or as may otherwise be defined may also constitute an event of default under such documentation.
7. Effect of the Offer on Severance Arrangements
     Catalyst has entered into severance agreements with certain of its “Named Executive Officers” (as defined in its management proxy circular dated March 10, 2006) which provide that the Named Executive Officer whose employment is terminated by Catalyst without cause within the period of two years after the date of completion of a “Proposed Transaction” will be entitled to a two-year termination leave. During this termination leave, he will receive annual salary, bonus under Catalyst’s Short Term Incentive Plan and certain of the benefits previously received. A “Proposed Transaction” means (i) the acquisition by Norske Skog of more than 50% of the outstanding voting shares of Catalyst or the acquisition by an entity other than Norske Skog of more than 35% of the outstanding voting shares of Catalyst; (ii) the acquisition of all or substantially all of the assets of Catalyst; (iii) a merger with one or more other entities that results in a change in the majority of the board of directors of Catalyst or securities holders of the parties to the merger other than Catalyst holding more than 35% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of Catalyst as a Proposed Transaction. If the Named Executive Officer secures comparable alternative employment during the termination leave, the Named Executive Officer will receive a lump sum payment equal to one-half of the salary that would otherwise be received during the balance of the termination leave. In lieu of taking termination leave, the Named Executive Officer may elect to receive a lump sum settlement equal to 80% of the salary which would otherwise be received during the termination leave plus 75% of the Named Executive Officer’s target bonus under the short term incentive plan for the current year. These severance agreements expire, if a Proposed Transaction has not been completed, by September 30, 2006.
     Catalyst has entered into an agreement with each of Russell J. Horner and Ralph Leverton, vice president, finance and chief financial officer, that provides for benefits to be paid to each such individual in the event his employment terminates following a “Control Change”. A “Control Change” means: (i) the acquisition by Norske Skog of more than 50% of the outstanding voting shares of Catalyst or the acquisition by an entity other than Norske Skog of more than 25% of the outstanding voting shares of Catalyst; (ii) the acquisition of all or substantially all of the assets of Catalyst; (iii) a merger with one or more other entities that results in a change in the majority of the board of directors of Catalyst or securities holders of the parties to the merger other than Catalyst holding more than 25% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of Catalyst as a Proposed Transaction. The benefits include payment of three times the individual’s annual remuneration, being his base salary plus an amount equal to his target bonus for the year, the acceleration of all outstanding stock options, the acceleration of retirement benefits equal to five years’ service, and job relocation counseling fees. These benefits are payable if the individual resigns, in the case of Mr. Horner within one year, and in the case of Mr. Leverton within 90 days, after a Control Change or if, within two years after such Control Change, his employment is terminated without just cause of he terminates his employment for good reason. Each of these agreements becomes operative if a Control Change occurs prior to October 1, 2006 or such later date as Catalyst may from time to time specify.
     As described under Section 3 of this Circular under “Catalyst — Recent Developments”, Norske Skog has sold its interest in Catalyst.
8. Holdings of Shares of Catalyst
     As portfolio manager or investment advisor, TAM currently exercises control or direction over 42,303,313 Shares, representing approximately 19.8% of the issued and outstanding Shares. TAVIX beneficially owns 23,376,200 Shares, representing approximately 10.9% of the issued and outstanding Shares.
     David Barse, TAM’s President and Chief Executive Officer exercises control and direction over 2,000 Shares, held in custodial accounts for his children
     Other than as described above, no outstanding securities of Catalyst of any class are owned, nor is control or direction over any outstanding securities of any class of Catalyst exercised, by the sole member and manager of the Offeror or the members of the management committee and officers of TAM nor, to the knowledge of the sole member and manager of the Offeror or the members of the management committee and officers of TAM, after reasonable enquiry, by any associate of any such person, by any person or company holding more than 10% of any class of equity securities of the Offeror or TAM, or by any person or company acting jointly or in concert with the Offeror or TAM in connection with the Offer.
9. Trading in Shares of Catalyst
     Other than as set forth in Schedule A to this Circular, no securities of Catalyst, including the Shares, have been traded during the twelve-month period preceding the date of the Offer by the Offeror or TAM, by the sole member and manager of the Offeror or the members of the management committee and officers of TAM or, to the knowledge of the sole member and manager of the Offeror or the members of the management committee and officers of TAM, after reasonable enquiry, by any associate of any such person, by any person or company holding more than 10% of any class of equity securities of the Offeror or TAM, by TAM on behalf of any person or company acting jointly or in concert with the Offeror or TAM or by TAM on behalf of any of the Client Accounts.
10. Commitments to Acquire Shares
     Other than pursuant to the Offer and as disclosed under Section 2 of the Circular, “Other Interested Parties” and Section 8 of the Circular, “Holdings of Shares of Catalyst”, neither the Offeror, nor its sole member and manager, nor, to the knowledge of the sole member and manager of the Offeror, after reasonable enquiry, any associate of the sole member and manager, any person or company holding more than 10% of any class of equity securities of the Offeror, any person or company acting jointly or in concert with the Offeror, has entered into any commitments to acquire any securities of Catalyst.
     Other than pursuant to the Offer and as disclosed under Section 2 of the Circular, “Other Interested Parties” and Section 8 of the Circular, “Holdings of Shares of Catalyst”, neither TAM, nor any of the members of its management committee or its senior officers, nor, to the knowledge of the members of its management committee and its senior officers, after reasonable enquiry, any associate of any member of its management committee or senior officer of TAM, any person or company holding more than 10% of any class of equity securities of the TAM, any person or company acting jointly or in concert with TAM or any of the Client Accounts, has entered into any commitments to acquire any securities of Catalyst.
11. Arrangements, Agreements or Understandings
     There are no formal or informal arrangements, agreements or understandings made or proposed to be made between the Offeror or TAM, on the one hand, and any of the directors or senior officers of Catalyst, on the other, and no payment or other benefit is proposed to be made or given by the Offeror or TAM, to any of the directors or senior officers of Catalyst by way of compensation for loss of office or for remaining in or retiring from office as a result of the Offer. Except as disclosed elsewhere in the Circular, there are no contracts, arrangements or understandings, formal or informal, between the Offeror or TAM and any Shareholder with respect to the Offer or between the Offeror and any person with respect to any securities of Catalyst in relation to the Offer.
12. Material Changes and Other Information
     The Offeror is not aware of any information which indicates any material change in the affairs of Catalyst since the date of the last published financial statements of Catalyst, other than has been publicly disclosed by Catalyst or as disclosed in this Circular. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

13. Source of Funds
     The maximum amount of cash required for the purchase of all Shares for which the Offer is made (exclusive of fees and expenses) is approximately $128.7 million. TAM has agreed to provide sufficient cash to the Offeror from funds under its management in Client Accounts immediately prior to take-up and payment by the Offeror of Shares tendered to the Offer to pay the purchase price of such Shares. TAM has sufficient funds under its management on hand to pay for all Shares for which the Offer is made. TAM derives its authority from existing investment advisory agreements with its clients and has obtained express authorization from the Client Accounts to pay the purchase price under the Offer from client funds under TAM’s control or direction.
14. Price Range and Trading Volume of Shares
     The Shares are listed and posted for trading on the TSX under the symbol “CTL”. The following table sets forth, for the period indicated, the high and low closing prices per Share and the volume of trading of the Shares on the TSX, as compiled by the TSX:

Period	High	Low	Volume
	($)	($)	(#)
2005
July	3.48	3.13	4,589,446
August	3.16	2.60	4,116,840
September	3.05	2.75	6,231,816
October	2.92	2.40	3,538,756
November	2.81	2.40	5,170,860
December	3.15	2.47	9,247,231
2006
January	3.48	3.04	10,139,794
February	3.40	3.15	18,715,066
March	3.42	3.04	13,884,775
April	3.34	3.04	7,303,979
May	3.25	2.40	12,185,379
June	3.00	2.47	7,548,630
July	3.25	2.55	11,853,639
August 1-9	3.15	3.08	14,684
     TAM announced the intention to make the Offer on July 25, 2006 after the close of trading on the TSX. The closing price of the Shares on the TSX on July 25, 2006, the last day on which the Shares traded prior to the announcement by TAM of the intention to make the Offer, was Cdn $2.79. The closing price of the Shares on the TSX on August 9, 2006 was Cdn $3.12.
Effect of the Offer on the Market for and Listing of Shares
     The purchase of Shares by the Offeror pursuant to the Offer may reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity of the remaining Shares held by the public.
15. Regulatory Matters
Competition Act (Canada)
     Under the Competition Act (Canada) (the “Competition Act”), the parties to certain transactions involving the acquisition of voting shares of a corporation that carries on (or controls a corporation that carries on) an operating business in Canada are required to notify the Commissioner that the transaction is proposed and to observe a statutory waiting period of prescribed length before the transaction may be completed. If a transaction is subject to the statutory notification requirements (a “Notifiable Transaction”), notification must be made on the basis of either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). Alternatively, where the Commissioner is satisfied by the parties to a Notifiable Transaction that there are not sufficient grounds on which to challenge the transaction before the Competition Tribunal (the “Tribunal”), the Commissioner may issue an advance ruling certificate (an “ARC”), which exempts the transaction from the notification requirements. A Notifiable Transaction may not be completed until the applicable statutory waiting period has expired or been waived or an ARC has been issued.

     The Offer is a Notifiable Transaction in respect of which the Offeror intends to apply for an ARC. The obligation of the Offeror to complete the Offer is subject to the condition that either the Commissioner shall have issued an ARC in respect of the Offer or the applicable waiting period under the Competition Act shall have been waived and the Commissioner shall have issued a favourable “no action” letter satisfactory to Offeror (in its reasonable discretion). Based on the Offeror’s assessment to date of publicly available information, the Offeror believes that the Commissioner will allow the Offer to proceed without challenge on terms that will be acceptable to the Offeror, although no assurances can be made in this regard.
Investment Canada Act (Canada)
     Under the Investment Canada Act (Canada) (the “Investment Canada Act”), the acquisition by a non-Canadian of control of a Canadian business which exceeds the prescribed monetary threshold, currently $265 million (the “Monetary Threshold”), is reviewable and, except in limited circumstances, cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the transaction is likely to be of “net benefit” to Canada. Where a transaction is reviewable (a “Reviewable Transaction”), the non-Canadian must file an application for review with the Investment Review Division of Industry Canada (the “IRD”). The Minister of Industry is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada. The prescribed factors to be considered in assessing the application include, among others, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry or business in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada’s ability to compete in world markets.
     The Investment Canada Act contemplates an initial review period of 45 days; however, if the responsible Minister has not completed the review by that date, he or she may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the non-Canadian) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the responsible Minister will take into account the previously noted factors, as well as any written undertakings as to the operation of the Canadian business that may be given by the non-Canadian.
     The Offer may constitute a Reviewable Transaction. Accordingly, it is the Offeror’s current intention that an application for review be filed under the Investment Canada Act with the IRD.
Valuation Requirements for Insider Bids
     Pursuant to the securities legislations of each of Ontario, Québec, Alberta, British Columbia, Manitoba, Saskatchewan, Newfoundland and Labrador and Nova Scotia, a take-over bid circular in connection with an “insider bid”, or where a subsequent “business combination” or “going private transaction” is contemplated, is generally required, subject to certain exemptions, to contain a summary of a formal valuation of the shares of the target and of a description of prior valuations. Because the Offeror and persons acting jointly or in concert with the Offeror exercise control or direction over more than 10% of the outstanding Shares, the Offer is technically an “insider bid” for purposes of securities legislation. In Ontario, an exemption from the insider bid valuation requirement is contained in Rule 61-501 and may be relied upon if neither the offeror nor any joint actor with the offeror has, or has had within the preceding 12 months, any board or management representation in respect of the offeree issuer or has knowledge of any material information concerning the offeree issuer or its securities that has not been generally disclosed. Neither the Offeror nor any person that may be deemed or treated to be acting jointly or in concert with the Offeror has had board or management representation at Catalyst or has any such knowledge with respect to Catalyst. Accordingly, in making the Offer, the Offeror is relying upon the foregoing valuation exemption. The Offeror is applying for waivers of the valuation requirements in each of the other provinces where a valuation would be otherwise required.
     The Offeror, after reasonable inquiry, is not aware of any prior valuation.
16. Previous Distributions
     Based on publicly available information, Catalyst has completed the following distributions of Shares in the five years prior to the date hereof:

Date of Distribution	Number of Shares	Price per Share	Aggregate Price
			(in millions)
December, 2003	8,693,988	$3.33	$29.0
May, 2002	31,100,000	$7.00	$217.7
August, 2001	50,620,880	$7.00	$354.3
17. Dividend Record of Catalyst
     Based on publicly available information, Catalyst is currently restricted from paying dividends under the terms of its bond indentures because its cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period. No dividends were paid in the years ended December 31, 2005, 2004 or 2003.
18. Canadian Federal Income Tax Considerations
     In the opinion of Torys LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a Shareholder who sells Shares pursuant to the Offer.
     The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). The summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from the Canadian federal income tax legislation or considerations described below.
     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Shares to whom the Offer is made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.
Shareholders Resident in Canada
     This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Shares as capital property, deal at arm’s length with Catalyst and the Offeror and are not affiliated with Catalyst or the Offeror. Certain Shareholders whose Shares might not otherwise be considered to be capital property may be entitled to have their Shares and all other “Canadian securities” (as defined in the Tax Act) deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to “financial institutions” within the meaning of section 142.2 of the Tax Act or to “specified financial institutions” as defined in the Tax Act and such institutions are advised to consult with their own tax advisors.
Disposition of Shares pursuant to the Offer
     A Shareholder whose Shares are taken up and paid for under the Offer will be considered to have disposed of such Shares for purposes of the Tax Act. On such disposition, the Shareholder will realize a capital gain (or a capital loss) in respect of the Shares so disposed of to the extent that the proceeds of disposition received by the Shareholder for such Shares exceed (or are less than) the total of the adjusted cost base to the Shareholder of such Shares and any reasonable costs of disposition.
Capital Gains and Capital Losses
     A Shareholder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.
     In general, a capital loss otherwise arising on the disposition of Shares by a Shareholder which is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such Shares (or on certain other shares where the Shares have been acquired in exchange for such shares). Any such reduction will not occur where the corporate Shareholder owned the relevant Share continuously for 365 days or longer immediately before the disposition and such Shareholder (together with any persons with which it did not deal at arm’s length) did not own more than 5% of the shares of any class or series of Catalyst at the time the relevant dividends were received or deemed to have been received. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.
     A Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. Eighty percent of capital gains realized by an individual or a trust, other than certain specified trusts, will generally be taken into account in determining their liability for alternative minimum tax under the Tax Act.
Shareholders Not Resident in Canada
     This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm’s length with the Offeror and Catalyst, hold their Shares as capital property and do not use or hold, and are not deemed to use or hold, their Shares in, or in the course of, carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.
Disposition of Shares pursuant to the Offer
     A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares pursuant to the Offer unless the shares constitute “taxable Canadian property” of the Non-Resident Shareholder.
     Generally, Shares will not constitute “taxable Canadian property” to a Non-Resident Shareholder at a particular time unless, at any time during the sixty month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of Catalyst were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length or any combination thereof. A Non-Resident Shareholder’s Shares may be deemed to be “taxable Canadian property” in certain circumstances set out in the Tax Act.
     In the event that the Shares constitute “taxable Canadian property” to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Offer, and a capital gain realized on the disposition of such Shares is not exempt from tax under the Tax Act by virtue of the terms of an income tax treaty or a convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Shareholders Resident in Canada — Disposition of Shares pursuant to the Offer” and the tax consequences described above under “Shareholders Resident in Canada — Capital Gains and Capital Losses” will generally apply. Non-Resident Shareholders whose Shares are “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.
19. Statutory Rights
     Shares legislation in certain of the provinces and territories of Canada provides security holders of Catalyst with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

20. Depositary, Information Agent and Financial Advisor
     Computershare is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing payment for Shares purchased under the Offer.
     D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) for the Offer. The Information Agent may contact Shareholders by mail, telephone or facsimile and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial holders of Shares. Questions and requests for assistance relating to the Offer may be directed to the Information Agent at the address and phone numbers shown on the last page of this document.
     The Depositary and Information Agent will each receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.
     Genuity Capital Markets has been retained to act as the Offeror’s financial advisor in connection with the Offer.
21. Expenses of the Offer
     The Offeror estimates that the fees and expenses in connection with the Offer, including filing fees, legal fees, fees payable to its financial advisors, fees paid to the Information Agent, Depositary fees, printing, mailing and miscellaneous costs will be approximately $2 million.
22. Legal Matters
     Legal matters on behalf of the Offeror will be passed upon by, and the opinion contained under “Canadian Federal Income Tax Considerations” has been provided by, Torys LLP, counsel to the Offeror.

GLOSSARY
     In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:
     “affiliate” has the meaning ascribed to that term in the Securities Act;
     “allowable capital loss” has the meaning ascribed to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”;
     “ARC” has the meaning ascribed to that term in Section 15 of the Circular, “Regulatory Matters — Competition Act (Canada)”;
     “associate” has the meaning ascribed to that term in the Securities Act;
     “Book-Based Transfer” means the procedures for a book-based transfer established by CDS through which Shareholders may accept the Offer in Canada, as described in Section 3 of the Offer, “Manner of Acceptance — Book-Based Transfer”;
     “Business Day” means any day, other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario and Vancouver, British Columbia are authorized or obligated by law to close;
     “Catalyst” means Catalyst Paper Corporation, a corporation existing under the laws of Canada;
     “CDS” means The Canadian Depositary for Shares Limited, or its nominee (which is at the date hereof CDS & Co.);
     “Circular” means the take-over bid circular accompanying and forming part of the Offer;
     “Client Accounts” means the accounts (including those of the Third Avenue Funds) over which TAM exercises control or direction as portfolio manager or investment advisor and which will beneficially acquire Shares as a result of the Offer, as described in the Circular;
     “Competition Act” means the Competition Act (Canada), as amended;
     “Computershare” means Computershare Investor Services Inc.;
     “CRA” has the meaning ascribed to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”;
     “Credit Facility” means Catalyst’s $350 million secured revolving credit facility;
     “Depositary” means Computershare Investor Services Inc.;
     “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Shares Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Shares Dealers or banks and trust companies in the United States;
     “entities”, means, collectively, with respect to Catalyst, the subsidiaries, associates, affiliates or other persons in which Catalyst has a direct or indirect material interest;
     “Expiry Date” means September 18, 2006 or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”;
     “Expiry Time” means, in respect of the Offer, 5:00 p.m. (Vancouver time) on the Expiry Date;

     “Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent, commission, board, regulatory authority, administrative agency or other authority of any of the foregoing, (c) any self-regulatory authority including the TSX, or (d) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
     “Information Agent” means D.F. King & Co., Inc.;
     “Indentures” means the indentures governing the Notes;
     “Intermediary” means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 of the Canadian Shares Administrators, as amended) that holds Shares on behalf of a person who is not the registered holder thereof;
     “Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder, in each case, as amended;
     “IRD” has the meaning ascribed to that term in Section 15 of the Circular, “Regulatory Matters — Investment Canada Act” (Canada);
     “Letter of Transmittal” means the letter of transmittal printed on blue paper and in the form accompanying the Offer and Circular to be delivered by Shareholders to the Depositary to effect the tender of Shares pursuant to the Offer;
     “Monetary Threshold” has the meaning ascribed to that term in Section 15 of the Circular, “Regulatory Matters — Investment Canada Act (Canada)”;
     “Non-Resident Shareholder” has the meaning ascribed to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”;
     “Norske Skog” means Norske Skogindustrier ASA;
     “Notes” means Catalyst’s issued and outstanding US$400 million principal amount of 8.625% notes due June 2011 and US$250 million principal amount of 7.375% senior notes due March 2014;
     “Notice of Guaranteed Delivery” means the notice of guaranteed delivery printed on green paper in the form accompanying the Offer and Circular;
     “Notifiable Transaction” has the meaning ascribed to that term in Section 15 of the Circular, “Regulatory Matters — Competition Act (Canada)”;
     “Offer” means the offer to purchase up to 39,000,000 of the Shares made hereby by the Offeror to the Shareholders, the terms and conditions of which are set forth in the accompanying Offer and Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on green paper);
     “Offeror” means CTOE LLC, a limited liability company formed under the laws of the State of Delaware;
     “OSC” means the Ontario Securities Commission;
     “Other Securities” has the meaning ascribed to that term in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;
     “person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;
     “prior valuation” has the meaning ascribed to that term in Rule 61-501;

     “Purchased Securities” has the meaning ascribed to that term in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;
     “Reviewable Transaction” has the meaning ascribed to that term in Section 15 of the Circular, “Regulatory Matters — Investment Canada Act (Canada)”;
     “Rule 61-501” means Rule 61-501 of the OSC, as amended;
     “Securities Act” means the Securities Act (Ontario), as amended;
     “Shareholder” means a registered holder of Shares;
     “Shares” means the outstanding common shares of Catalyst and includes Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights;
     “Small Cap Fund” means Third Avenue Small Cap Fund;
     “subsidiary” has the meaning ascribed to that term in the Securities Act;
     “TAM” means Third Avenue Management LLC, a limited liability company formed under the laws of the State of Delaware;
     “TAVIX” means Third Avenue International Value Fund;
     “Tax Act” has the meaning ascribed to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”;
     “taxable capital gain” has the meaning ascribed to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”;
     “Third Avenue Funds” means TAVIX, the Small Cap Fund and the Variable Trust;
     “Tribunal” has the meaning ascribed to that term in Section 15 of the Circular, “Regulatory Matters — Competition Act (Canada)”;
     “TSX” means the Toronto Stock Exchange;
     “U.S.” or “United States” means the United States of America; and
     “Variable Trust” means Third Avenue Variable Series Trust.

CONSENT OF TORYS LLP

To:	The Sole Member and Sole Manager of CTOE LLC
And To:	Third Avenue Management LLC
     We hereby consent to the reference to our opinion contained under Section 18, “Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated August 10, 2006 by CTOE LLC to the holders of common shares of Catalyst Paper Corporation.
Toronto, Canada
(Signed) Torys LLP
August 10, 2006

APPROVAL AND CERTIFICATE OF THE OFFEROR
DATED: August 10, 2006
     The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of common shares of Catalyst Paper Corporation has been authorized by the sole member and sole manager of CTOE LLC. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the shares which are the subject of the Offer.
(Signed) Mark Friedman
Sole Member and Sole Manager

APPROVAL AND CERTIFICATE OF THIRD AVENUE MANAGEMENT LLC
DATED: August 10, 2006
     The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of common shares of Catalyst Paper Corporation has been authorized by all required action of Third Avenue Management LLC. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the shares which are the subject of the Offer.

(Signed) David M. Barse President and Chief Executive Officer	(Signed) Vincent J. Dugan Chief Financial Officer and Chief Operating Officer

SCHEDULE A
Trading in Shares of Catalyst

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	01/03/2000	Transfer	850	$—	$—
Third Avenue International Value Fund	03/01/2006	Purchase	86,200	$2.70	$3.12
Third Avenue International Value Fund	04/01/2006	Purchase	5,900	$2.75	$3.16
Third Avenue International Value Fund	04/01/2006	Purchase	762,100	$2.74	$3.15
Third Avenue International Value Fund	05/01/2006	Purchase	8,200	$2.71	$3.15
Third Avenue International Value Fund	06/01/2006	Purchase	500,000	$2.83	$3.30
Third Avenue International Value Fund	06/01/2006	Purchase	157,200	$2.82	$3.28
Third Avenue International Value Fund	09/01/2006	Purchase	500,000	$2.86	$3.35
Third Avenue International Value Fund	09/01/2006	Purchase	588,900	$2.86	$3.35
Third Avenue International Value Fund	10/01/2006	Purchase	403,700	$2.92	$3.40
Third Avenue International Value Fund	11/01/2006	Purchase	607,900	$2.97	$3.45
Third Avenue International Value Fund	12/01/2006	Purchase	26,600	$2.90	$3.37
Third Avenue International Value Fund	13/01/2006	Purchase	107,000	$2.93	$3.41
Third Avenue International Value Fund	17/01/2006	Purchase	517,900	$2.89	$3.37
Third Avenue International Value Fund	18/01/2006	Purchase	14,200	$2.90	$3.40
Third Avenue International Value Fund	19/01/2006	Purchase	24,200	$2.92	$3.41
Third Avenue International Value Fund	20/01/2006	Purchase	460,400	$2.95	$3.40
Third Avenue International Value Fund	23/01/2006	Purchase	39,600	$2.96	$3.40
Third Avenue International Value Fund	24/01/2006	Purchase	184,000	$2.95	$3.41
Third Avenue International Value Fund	25/01/2006	Purchase	29,600	$2.96	$3.40
Third Avenue International Value Fund	26/01/2006	Purchase	1,112,300	$2.96	$3.40
Third Avenue International Value Fund	27/01/2006	Purchase	105,500	$2.97	$3.41
Third Avenue International Value Fund	30/01/2006	Purchase	154,800	$2.97	$3.40
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	411,150	$2.83	$3.20
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	595,050	$2.83	$3.20
Third Avenue International Value Fund	31/01/2006	Purchase	91,650	$2.72	$3.11
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	38,500	$2.77	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	17,400	$2.79	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	39,100	$2.79	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	60,800	$2.77	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	47,600	$2.82	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	900	$2.80	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	3,350	$2.80	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	3,350	$2.72	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	200	$2.72	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	35,500	$2.82	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	9,550	$2.77	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	22,800	$2.79	$3.15
Third Avenue Management Separately Managed Account	31/01/2006	Purchase	8,350	$2.77	$3.15
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	539,000	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	780,050	$2.82	$3.20
Third Avenue International Value Fund	01/02/2006	Purchase	448,500	$2.81	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	6,900	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	188,350	$2.85	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,100	$2.86	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	10,600	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	94,500	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	9,400	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	15,400	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	1,700	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	1,500	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	6,100	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,200	$2.85	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	1,500	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	143,300	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	1,900	$2.83	$3.20

[1]	All purchases were made by TAM for the benefit of the Client Accounts.

[2]	Price per Share includes commissions paid.

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	3,100	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,500	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	9,400	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	11,000	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	4,100	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	5,400	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	3,000	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	70,900	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	53,200	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	6,900	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	50	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	2,200	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	112,100	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	1,600	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	15,100	$2.86	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	13,800	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,600	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,800	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	6,800	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,200	$2.81	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	47,000	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	3,200	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	22,400	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	13,300	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	5,300	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,200	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	2,100	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	2,400	$2.86	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	14,800	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	400	$2.85	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	1,600	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	38,100	$2.85	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	44,500	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	46,300	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	13,600	$2.85	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	46,650	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,200	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	13,200	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	12,400	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	27,900	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	15,000	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,200	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	8,500	$2.85	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	8,500	$2.85	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	10,800	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	6,800	$2.86	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,400	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	6,800	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	9,400	$2.82	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	6,900	$2.84	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	40,950	$2.85	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	4,400	$2.83	$3.20
Third Avenue Management Separately Managed Account	01/02/2006	Purchase	7,600	$2.83	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	83,500	$2.84	$3.22
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	120,800	$2.84	$3.22
Third Avenue International Value Fund	02/02/2006	Purchase	588,000	$2.80	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,100	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	416,250	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,600	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	3,800	$2.85	$3.20

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	3,300	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	13,400	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	262,950	$2.82	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	3,200	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	4,200	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	6,800	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	16,600	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	9,100	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	12,000	$2.82	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	6,500	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,200	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	4,700	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	3,500	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	33,300	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	30,600	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	16,800	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	17,300	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,000	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,900	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	7,100	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	11,700	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,900	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	4,700	$2.80	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	5,300	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	1,000	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	3,600	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	84,250	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	29,900	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	103,050	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,900	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	29,100	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	27,500	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	61,800	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	16,000	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	18,800	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	18,800	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	24,000	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,100	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	16,300	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,100	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	15,100	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	90,550	$2.84	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	9,600	$2.85	$3.20
Third Avenue Management Separately Managed Account	02/02/2006	Purchase	16,900	$2.84	$3.20
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	72,650	$2.83	$3.23
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	105,150	$2.83	$3.23
Third Avenue International Value Fund	06/02/2006	Purchase	91,050	$2.81	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	21,800	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	200	$2.89	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	200	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	700	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	40,750	$2.84	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	200	$2.89	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	200	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	400	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	900	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	500	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	600	$2.84	$3.22

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	300	$2.88	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	50	$2.88	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	200	$2.88	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	200	$2.89	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	1,700	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	1,600	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	900	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	900	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	400	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	600	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	200	$2.89	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	300	$2.88	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	100	$2.91	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	200	$2.89	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	4,400	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	1,600	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	5,400	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	1,500	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	1,400	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	3,200	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	1,000	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	1,000	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	1,300	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	900	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	800	$2.87	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	4,750	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	500	$2.86	$3.22
Third Avenue Management Separately Managed Account	06/02/2006	Purchase	900	$2.86	$3.22
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	46,900	$2.87	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	67,850	$2.87	$3.23
Third Avenue International Value Fund	07/02/2006	Purchase	79,250	$2.80	$3.22
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,000	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	81,600	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,100	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	700	$2.86	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	700	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	2,600	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	35,450	$2.83	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	600	$2.86	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	800	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	1,300	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,300	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	1,800	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	2,300	$2.83	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	1,300	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,000	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	50	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	900	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	700	$2.86	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	6,500	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	6,000	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,300	$2.84	$3.23

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,400	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	2,900	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,100	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	1,400	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	2,300	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,100	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	900	$2.86	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	1,000	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	200	$2.87	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	700	$2.86	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	16,500	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	5,900	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	20,200	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,100	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	5,700	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	5,400	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	12,100	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,100	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,700	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,700	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	4,700	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,000	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,200	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,000	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,000	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	17,750	$2.84	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	1,900	$2.85	$3.23
Third Avenue Management Separately Managed Account	07/02/2006	Purchase	3,300	$2.84	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	79,500	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	115,050	$2.87	$3.23
Third Avenue International Value Fund	08/02/2006	Purchase	51,150	$2.84	$3.28
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,600	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	42,350	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,600	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	400	$2.89	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	300	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,400	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	22,900	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	300	$2.90	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	400	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	700	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,700	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	900	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,200	$2.86	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	700	$2.89	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,500	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	400	$2.89	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	400	$2.89	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	3,400	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	3,100	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,700	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,800	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,500	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,600	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	700	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,200	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,600	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	500	$2.89	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	500	$2.89	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	100	$2.93	$3.23

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	400	$2.89	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	8,550	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	3,000	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	10,500	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,600	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	3,000	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	2,800	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	6,300	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,600	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,900	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,900	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	2,400	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,500	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,700	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,600	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,600	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	9,200	$2.87	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,000	$2.88	$3.23
Third Avenue Management Separately Managed Account	08/02/2006	Purchase	1,700	$2.87	$3.23
Third Avenue Management Separately Managed Account	09/02/2006	Purchase	12,500	$2.88	$3.23
Third Avenue Management Separately Managed Account	09/02/2006	Purchase	18,150	$2.88	$3.23
Third Avenue International Value Fund	09/02/2006	Purchase	86,700	$2.84	$3.25
Third Avenue Management Separately Managed Account	09/02/2006	Purchase	38,750	$2.87	$3.23
Third Avenue Management Separately Managed Account	09/02/2006	Purchase	8,700	$2.85	$3.23
Third Avenue Management Separately Managed Account	10/02/2006	Purchase	186,300	$2.81	$3.23
Third Avenue Management Separately Managed Account	10/02/2006	Purchase	269,600	$2.81	$3.23
Third Avenue International Value Fund	10/02/2006	Purchase	13,650	$2.85	$3.29
Third Avenue International Value Fund	10/02/2006	Purchase	12,000,000	$2.64	$3.05
Third Avenue Management Separately Managed Account	10/02/2006	Purchase	6,100	$2.88	$3.23
Third Avenue Management Separately Managed Account	10/02/2006	Purchase	81,100	$2.83	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	248,400	$2.82	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	359,500	$2.82	$3.23
Third Avenue International Value Fund	13/02/2006	Purchase	203,250	$2.78	$3.21
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	12,200	$2.82	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	90,850	$2.81	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	25,400	$2.83	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	8,000	$2.82	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	2,450	$2.82	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	3,050	$2.82	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	10,850	$2.82	$3.23
Third Avenue Management Separately Managed Account	13/02/2006	Purchase	2,650	$2.82	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	99,350	$2.82	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	74,500	$2.82	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	249,900	$2.88	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	143,800	$2.82	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	107,850	$2.82	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	361,650	$2.88	$3.23
Third Avenue International Value Fund	14/02/2006	Purchase	81,300	$2.79	$3.23
Third Avenue International Value Fund	14/02/2006	Purchase	108,400	$2.79	$3.22
Third Avenue International Value Fund	14/02/2006	Purchase	270,950	$2.79	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	121,150	$2.82	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	36,350	$2.82	$3.23
Third Avenue Management Separately Managed Account	14/02/2006	Purchase	48,450	$2.82	$3.23
Third Avenue Management Separately Managed Account	15/02/2006	Purchase	4,900	$2.83	$3.23
Third Avenue Management Separately Managed Account	15/02/2006	Purchase	7,100	$2.83	$3.23
Third Avenue International Value Fund	15/02/2006	Purchase	266,500	$2.85	$3.29
Third Avenue Management Separately Managed Account	15/02/2006	Purchase	121,950	$2.88	$3.23
Third Avenue Management Separately Managed Account	16/02/2006	Purchase	17,550	$2.86	$3.25
Third Avenue Management Separately Managed Account	16/02/2006	Purchase	5,000	$2.84	$3.25
Third Avenue Management Separately Managed Account	16/02/2006	Purchase	3,550	$2.85	$3.25

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	16/02/2006	Purchase	4,350	$2.85	$3.25
Third Avenue Management Separately Managed Account	16/02/2006	Purchase	22,050	$2.85	$3.25
Third Avenue Management Separately Managed Account	16/02/2006	Purchase	3,800	$2.86	$3.25
Third Avenue International Value Fund	17/02/2006	Purchase	5,200	$2.80	$3.23
Third Avenue Management Separately Managed Account	20/02/2006	Purchase	50,000	$2.84	$3.25
Third Avenue Management Separately Managed Account	20/02/2006	Purchase	72,300	$2.84	$3.25
Third Avenue Management Separately Managed Account	20/02/2006	Purchase	2,400	$2.83	$3.23
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	76,300	$2.83	$3.25
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	110,450	$2.83	$3.25
Third Avenue International Value Fund	21/02/2006	Purchase	53,300	$2.81	$3.22
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	8,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	280,550	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	9,200	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	2,300	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	2,000	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	7,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	24,400	$2.84	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	1,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	2,500	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	4,000	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	9,800	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	5,300	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	4,500	$2.86	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	3,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	8,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	2,800	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	2,000	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	19,700	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	18,000	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	9,900	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	10,200	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	8,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	9,400	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	6,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	9,400	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	2,800	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	3,100	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	500	$2.90	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	2,100	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	56,800	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	17,700	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	69,450	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	9,400	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	16,300	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	36,400	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	9,600	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	11,100	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	11,100	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	14,100	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	8,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	9,600	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	77,700	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	8,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	8,900	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	61,000	$2.88	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	5,600	$2.89	$3.29
Third Avenue Management Separately Managed Account	21/02/2006	Purchase	10,000	$2.88	$3.29
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	25,000	$2.81	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	36,150	$2.81	$3.25
Third Avenue International Value Fund	22/02/2006	Purchase	81,400	$2.81	$3.22

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,000	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	58,450	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,100	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	700	$2.85	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	700	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	2,600	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	37,250	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	600	$2.85	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	800	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	1,300	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,300	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	1,800	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	1,500	$2.82	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	1,300	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,000	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	900	$2.85	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	50	$2.85	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	700	$2.85	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	6,600	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	6,000	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,300	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,400	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	2,900	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,100	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	2,300	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,200	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	900	$2.85	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	1,100	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	200	$2.86	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	700	$2.85	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	11,850	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	5,900	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	14,450	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,100	$2.85	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	5,400	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	12,200	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,200	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,700	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,700	$2.83	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	4,700	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,000	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,200	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	25,900	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,000	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,000	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	12,700	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	1,900	$2.84	$3.25
Third Avenue Management Separately Managed Account	22/02/2006	Purchase	3,300	$2.83	$3.25
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	600	$2.86	$3.25
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	850	$2.86	$3.25
Third Avenue International Value Fund	23/02/2006	Purchase	26,650	$2.78	$3.21
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	3,950	$2.87	$3.23
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	12,200	$2.81	$3.23
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	2,700	$2.83	$3.23
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	800	$2.85	$3.23
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	1,000	$2.85	$3.23
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	7,100	$2.85	$3.23
Third Avenue Management Separately Managed Account	23/02/2006	Purchase	850	$2.86	$3.23
Third Avenue Management Separately Managed Account	24/02/2006	Purchase	5,400	$2.91	$3.30
Third Avenue Management Separately Managed Account	24/02/2006	Purchase	7,850	$2.91	$3.30

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue International Value Fund	24/02/2006	Purchase	650	$2.83	$3.26
Third Avenue Management Separately Managed Account	24/02/2006	Purchase	300	$2.86	$3.25
Third Avenue Management Separately Managed Account	28/02/2006	Purchase	249,900	$3.01	$3.30
Third Avenue Management Separately Managed Account	28/02/2006	Purchase	361,750	$3.01	$3.30
Third Avenue International Value Fund	28/02/2006	Purchase	5,800	$2.88	$3.28
Third Avenue Management Separately Managed Account	28/02/2006	Purchase	2,650	$2.91	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	150,250	$3.04	$3.40
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	217,500	$3.04	$3.40
Third Avenue International Value Fund	01/03/2006	Purchase	266,450	$2.98	$3.39
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,400	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	63,200	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,500	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	800	$3.05	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	700	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,000	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	121,900	$3.01	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	700	$3.05	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	1,000	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	1,600	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,700	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	2,000	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	1,400	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,400	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	1,100	$3.05	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	800	$3.05	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	7,400	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	6,800	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,700	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,900	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,400	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,500	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	171,000	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	2,600	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,500	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	1,000	$3.05	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	1,200	$3.05	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	200	$3.07	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	800	$3.05	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	12,800	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,550	$2.95	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	6,600	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	15,600	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,500	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	1,600	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	13,700	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,500	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	4,100	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	4,200	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	5,300	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,300	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,500	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	29,200	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,400	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,400	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	13,700	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	2,100	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Purchase	3,700	$3.04	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Sale	3,350	$2.85	$3.30
Third Avenue Management Separately Managed Account	01/03/2006	Sale	200	$2.89	$3.30
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	28,750	$2.71	$3.09

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	121,550	$2.75	$3.15
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	98,100	$2.69	$3.09
Third Avenue International Value Fund	02/03/2006	Purchase	160,200	$3.01	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,800	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	35,250	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,900	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	500	$3.07	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	400	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,600	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	73,250	$3.04	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	400	$3.07	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	500	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	800	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,000	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,100	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	800	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,800	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	600	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	400	$3.07	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	4,100	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	3,800	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,100	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,100	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,800	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,000	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	95,000	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,500	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,000	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	600	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	600	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	100	$3.11	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	500	$3.07	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	7,150	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	3,700	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	8,750	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,000	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	800	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	7,600	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,000	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,300	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,300	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	3,000	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,900	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,000	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	16,200	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,800	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,800	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	7,750	$3.05	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	1,200	$3.06	$3.40
Third Avenue Management Separately Managed Account	02/03/2006	Purchase	2,100	$3.05	$3.40
Third Avenue Management Separately Managed Account	06/03/2006	Purchase	108,900	$2.85	$3.30
Third Avenue Management Separately Managed Account	07/03/2006	Purchase	111,000	$2.85	$3.29
Third Avenue International Value Fund	08/03/2006	Purchase	850,800	$2.86	$3.30
Third Avenue International Value Fund	09/03/2006	Purchase	40,000	$2.80	$3.25
Third Avenue International Value Fund	10/03/2006	Purchase	110,000	$2.80	$3.25
Third Avenue Management Separately Managed Account	13/03/2006	Purchase	8,900	$2.82	$3.30
Third Avenue International Value Fund	14/03/2006	Purchase	20,000	$2.79	$3.23
Third Avenue Management Separately Managed Account	14/03/2006	Purchase	47,700	$2.85	$3.25
Third Avenue Management Separately Managed Account	14/03/2006	Purchase	47,800	$2.85	$3.25
Third Avenue International Value Fund	20/03/2006	Purchase	20,000	$2.70	$3.15

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue International Value Fund	21/03/2006	Purchase	500,000	$2.70	$3.15
Third Avenue International Value Fund	23/03/2006	Purchase	17,000	$2.65	$3.10
Third Avenue International Value Fund	28/03/2006	Purchase	442,200	$2.65	$3.10
Third Avenue Management Separately Managed Account	03/04/2006	Purchase	28,900	$2.68	$3.09
Third Avenue Management Separately Managed Account	04/04/2006	Purchase	15,350	$2.72	$3.10
Third Avenue Management Separately Managed Account	04/04/2006	Purchase	52,300	$2.72	$3.10
Third Avenue Management Separately Managed Account	04/04/2006	Purchase	27,150	$2.71	$3.09
Third Avenue Management Separately Managed Account	05/04/2006	Purchase	14,050	$2.82	$3.20
Third Avenue Management Separately Managed Account	05/04/2006	Purchase	47,900	$2.82	$3.20
Third Avenue Management Separately Managed Account	05/04/2006	Purchase	14,500	$2.74	$3.10
Third Avenue Management Separately Managed Account	05/04/2006	Purchase	206,000	$2.73	$3.10
Third Avenue Management Separately Managed Account	05/04/2006	Purchase	11,650	$2.73	$3.10
Third Avenue Management Separately Managed Account	05/04/2006	Purchase	5,800	$2.73	$3.10
Third Avenue Management Separately Managed Account	05/04/2006	Purchase	9,700	$2.73	$3.10
Third Avenue Management Separately Managed Account	06/04/2006	Purchase	6,500	$2.86	$3.25
Third Avenue Management Separately Managed Account	06/04/2006	Purchase	22,150	$2.86	$3.25
Third Avenue Management Separately Managed Account	06/04/2006	Purchase	13,250	$2.82	$3.20
Third Avenue Management Separately Managed Account	06/04/2006	Purchase	133,000	$2.81	$3.20
Third Avenue Management Separately Managed Account	06/04/2006	Purchase	10,650	$2.82	$3.20
Third Avenue Management Separately Managed Account	06/04/2006	Purchase	5,300	$2.82	$3.20
Third Avenue Management Separately Managed Account	06/04/2006	Purchase	8,850	$2.82	$3.20
Third Avenue Management Separately Managed Account	07/04/2006	Purchase	74,500	$2.81	$3.25
Third Avenue Management Separately Managed Account	07/04/2006	Purchase	57,500	$2.87	$3.25
Third Avenue Management Separately Managed Account	10/04/2006	Purchase	10,550	$2.86	$3.25
Third Avenue Management Separately Managed Account	10/04/2006	Purchase	35,900	$2.86	$3.25
Third Avenue Management Separately Managed Account	10/04/2006	Purchase	6,150	$2.87	$3.25
Third Avenue Management Separately Managed Account	10/04/2006	Purchase	12,050	$2.86	$3.25
Third Avenue Management Separately Managed Account	10/04/2006	Purchase	6,000	$2.86	$3.25
Third Avenue Management Separately Managed Account	10/04/2006	Purchase	10,050	$2.86	$3.25
Third Avenue Management Separately Managed Account	11/04/2006	Purchase	20,650	$2.88	$3.28
Third Avenue Management Separately Managed Account	11/04/2006	Purchase	70,500	$2.88	$3.28
Third Avenue Management Separately Managed Account	11/04/2006	Purchase	9,950	$2.86	$3.25
Third Avenue Management Separately Managed Account	11/04/2006	Purchase	23,200	$2.85	$3.25
Third Avenue Management Separately Managed Account	11/04/2006	Purchase	19,500	$2.88	$3.25
Third Avenue Management Separately Managed Account	11/04/2006	Purchase	9,750	$2.88	$3.25
Third Avenue Management Separately Managed Account	11/04/2006	Purchase	16,250	$2.88	$3.25
Third Avenue Management Separately Managed Account	12/04/2006	Purchase	5,150	$2.94	$3.30
Third Avenue Management Separately Managed Account	12/04/2006	Purchase	17,650	$2.93	$3.30
Third Avenue Management Separately Managed Account	12/04/2006	Purchase	19,500	$2.90	$3.28
Third Avenue Management Separately Managed Account	12/04/2006	Purchase	38,300	$2.93	$3.28
Third Avenue Management Separately Managed Account	12/04/2006	Purchase	19,150	$2.93	$3.28
Third Avenue Management Separately Managed Account	12/04/2006	Purchase	31,900	$2.94	$3.28
Third Avenue Management Separately Managed Account	19/04/2006	Purchase	10,350	$2.94	$3.30
Third Avenue Management Separately Managed Account	19/04/2006	Purchase	35,200	$2.93	$3.30
Third Avenue Management Separately Managed Account	19/04/2006	Purchase	4,850	$2.93	$3.30
Third Avenue Management Separately Managed Account	19/04/2006	Purchase	9,550	$2.99	$3.30
Third Avenue Management Separately Managed Account	19/04/2006	Purchase	4,800	$2.99	$3.30
Third Avenue Management Separately Managed Account	19/04/2006	Purchase	8,000	$2.99	$3.30
Third Avenue Management Separately Managed Account	20/04/2006	Purchase	6,650	$2.92	$3.25
Third Avenue Management Separately Managed Account	20/04/2006	Purchase	22,700	$2.90	$3.25
Third Avenue Management Separately Managed Account	20/04/2006	Purchase	9,750	$2.93	$3.30
Third Avenue Management Separately Managed Account	20/04/2006	Purchase	10,000	$3.01	$3.30
Third Avenue Management Separately Managed Account	20/04/2006	Purchase	9,150	$2.92	$3.30
Third Avenue Management Separately Managed Account	20/04/2006	Purchase	9,600	$2.97	$3.30
Third Avenue Management Separately Managed Account	20/04/2006	Purchase	15,950	$2.97	$3.30
Third Avenue Management Separately Managed Account	24/04/2006	Purchase	12,750	$2.96	$3.29
Third Avenue Management Separately Managed Account	24/04/2006	Purchase	43,450	$2.95	$3.29
Third Avenue Management Separately Managed Account	24/04/2006	Purchase	6,300	$2.91	$3.25
Third Avenue Management Separately Managed Account	24/04/2006	Purchase	12,300	$2.94	$3.25
Third Avenue Management Separately Managed Account	24/04/2006	Purchase	6,150	$2.94	$3.25

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	24/04/2006	Purchase	10,300	$2.94	$3.25
Third Avenue Management Separately Managed Account	24/04/2006	Purchase	20,200	$2.90	$3.25
Third Avenue Management Separately Managed Account	25/04/2006	Purchase	1,750	$2.96	$3.25
Third Avenue Management Separately Managed Account	25/04/2006	Purchase	5,900	$2.94	$3.25
Third Avenue Management Separately Managed Account	25/04/2006	Purchase	12,000	$2.96	$3.29
Third Avenue Management Separately Managed Account	25/04/2006	Purchase	35,050	$3.00	$3.29
Third Avenue Management Separately Managed Account	25/04/2006	Purchase	17,550	$3.00	$3.29
Third Avenue Management Separately Managed Account	25/04/2006	Purchase	29,200	$3.00	$3.29
Third Avenue Management Separately Managed Account	27/04/2006	Purchase	6,800	$2.96	$3.23
Third Avenue Management Separately Managed Account	27/04/2006	Purchase	23,450	$2.95	$3.23
Third Avenue Management Separately Managed Account	27/04/2006	Purchase	1,650	$2.94	$3.25
Third Avenue Management Separately Managed Account	27/04/2006	Purchase	4,800	$2.97	$3.25
Third Avenue Management Separately Managed Account	27/04/2006	Purchase	2,400	$2.97	$3.25
Third Avenue Management Separately Managed Account	27/04/2006	Purchase	4,000	$2.97	$3.25
Third Avenue Management Separately Managed Account	01/05/2006	Purchase	5,050	$2.40	$2.57
Third Avenue Management Separately Managed Account	01/05/2006	Purchase	8,100	$2.34	$2.57
Third Avenue Management Separately Managed Account	01/05/2006	Purchase	76,600	$2.91	$3.23
Third Avenue Management Separately Managed Account	01/05/2006	Purchase	6,450	$2.96	$3.23
Third Avenue Management Separately Managed Account	01/05/2006	Purchase	18,800	$2.95	$3.23
Third Avenue Management Separately Managed Account	01/05/2006	Purchase	9,400	$2.95	$3.23
Third Avenue Management Separately Managed Account	01/05/2006	Purchase	15,650	$2.95	$3.23
Third Avenue Management Separately Managed Account	05/05/2006	Purchase	639,000	$2.53	$2.75
Third Avenue Management Separately Managed Account	11/05/2006	Purchase	68,250	$2.61	$2.81
Third Avenue Management Separately Managed Account	24/05/2006	Purchase	12,600	$2.33	$2.63
Third Avenue Management Separately Managed Account	24/05/2006	Purchase	20,100	$2.40	$2.63
Third Avenue Management Separately Managed Account	24/05/2006	Purchase	1,400	$2.40	$2.57
Third Avenue Management Separately Managed Account	24/05/2006	Purchase	1,550	$2.34	$2.57
Third Avenue Management Separately Managed Account	24/05/2006	Purchase	9,550	$2.34	$2.57
Third Avenue Management Separately Managed Account	24/05/2006	Purchase	550	$2.34	$2.57
Third Avenue Management Separately Managed Account	25/05/2006	Purchase	27,350	$2.62	$2.85
Third Avenue Management Separately Managed Account	25/05/2006	Purchase	43,650	$2.62	$2.85
Third Avenue Management Separately Managed Account	25/05/2006	Purchase	3,500	$2.42	$2.63
Third Avenue Management Separately Managed Account	25/05/2006	Purchase	3,850	$2.42	$2.63
Third Avenue Management Separately Managed Account	25/05/2006	Purchase	1,250	$2.42	$2.63
Third Avenue Management Separately Managed Account	25/05/2006	Purchase	22,350	$2.40	$2.63
Third Avenue Management Separately Managed Account	25/05/2006	Purchase	1,350	$2.40	$2.63
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	40,050	$2.67	$2.92
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	63,950	$2.68	$2.92
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	7,650	$2.62	$2.85
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	8,350	$2.62	$2.85
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	6,550	$2.62	$2.85
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	10,200	$2.62	$2.85
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	11,075	$2.62	$2.85
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	3,950	$2.59	$2.85
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	16,775	$2.62	$2.85
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	3,000	$2.62	$2.85
Third Avenue Management Separately Managed Account	26/05/2006	Purchase	6,600	$2.62	$2.85
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	27,250	$2.70	$2.93
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	43,450	$2.69	$2.93
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	11,200	$2.68	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	4,900	$2.63	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	12,250	$2.68	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	4,550	$2.68	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	45,625	$2.69	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	750	$2.67	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	1,750	$2.63	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	750	$2.68	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	400	$2.68	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	650	$2.68	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	6,425	$2.65	$2.92

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	4,750	$2.65	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	22,000	$2.68	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	10,325	$2.68	$2.92
Third Avenue Management Separately Managed Account	30/05/2006	Purchase	4,350	$2.69	$2.92
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	11,500	$2.65	$2.88
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	18,400	$2.65	$2.88
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	5,825	$2.68	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	7,600	$2.66	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	8,350	$2.69	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	1,250	$2.69	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	6,350	$2.68	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	1,350	$2.68	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	2,850	$2.68	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	8,575	$2.69	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	5,775	$2.68	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	10,575	$2.69	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	5,825	$2.68	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	5,825	$2.68	$2.93
Third Avenue Management Separately Managed Account	31/05/2006	Purchase	2,950	$2.69	$2.93
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	144,900	$2.67	$2.95
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	231,350	$2.70	$2.95
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	7,600	$2.69	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	1,300	$2.64	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	8,550	$2.65	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	3,500	$2.65	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	8,350	$2.65	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	4,575	$2.65	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	275	$2.79	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	725	$2.66	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	1,300	$2.70	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	650	$2.70	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	1,100	$2.70	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	8,750	$2.65	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	5,725	$2.70	$2.88
Third Avenue Management Separately Managed Account	01/06/2006	Purchase	3,000	$2.65	$2.88
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	84,000	$2.75	$3.15
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	14,200	$2.69	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	6,000	$2.72	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	21,600	$2.60	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	42,400	$2.67	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	107,550	$2.71	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	1,250	$2.70	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	15,600	$2.68	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	2,600	$2.70	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	16,550	$2.70	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	8,150	$2.70	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	13,750	$2.70	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	2,975	$2.68	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	6,200	$2.67	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	6,200	$2.70	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	1,800	$2.70	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	23,625	$2.68	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	2,025	$2.68	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	9,225	$2.70	$2.95
Third Avenue Management Separately Managed Account	02/06/2006	Purchase	5,550	$2.70	$2.95
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	13,266	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	13,666	$2.74	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	4,179	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	3,538	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	14,237	$2.71	$2.98

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	14,146	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	2,833	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	4,565	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	7,370	$2.73	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	15,339	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	17,596	$2.74	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	7,946	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	10,275	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	7,075	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	13,256	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	118,100	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	4,701	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	3,825	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	42,073	$2.73	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	20,841	$2.73	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	35,029	$2.69	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	34,935	$2.74	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	26,792	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	17,743	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	19,561	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	13,160	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	14,177	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	29,190	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	74,149	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	12,676	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	14,153	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	4,118	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	5,894	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	1,037	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	3,993	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	72,805	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	36,665	$2.74	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	48,890	$2.74	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	50,006	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	72,808	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	13,684	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	25,287	$2.74	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	26,621	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	54,190	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	12,629	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	16,763	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	16,774	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	21,034	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	13,042	$2.74	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	14,505	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	61,500	$2.72	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	42,562	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	13,262	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	13,254	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	10,442	$2.71	$2.98
Third Avenue Management Separately Managed Account	05/06/2006	Purchase	17,843	$2.72	$2.98
Third Avenue Management Separately Managed Account	06/06/2006	Purchase	163,000	$2.72	$2.90
Third Avenue Management Separately Managed Account	23/06/2006	Sale	18,800	$2.26	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	2,025	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	16,774	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	8,500	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	1,000	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	3,700	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	1,900	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	11,100	$2.16	$2.48

		Nature of	Number of	Price Per	Price Per
Party	Trade Date	Trade[1]	Shares	Share USD[2]	Share CDN
Third Avenue Management Separately Managed Account	23/06/2006	Sale	3,700	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	4,200	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	2,300	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	16,763	$2.25	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	8,500	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	18,800	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	1,000	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	3,700	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	1,900	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	11,100	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	3,700	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	4,100	$2.16	$2.48
Third Avenue Management Separately Managed Account	23/06/2006	Sale	2,300	$2.16	$2.48
Third Avenue Management Separately Managed Account	26/06/2006	Purchase	24,350	$2.31	$2.55
Third Avenue Management Separately Managed Account	26/06/2006	Purchase	32,550	$2.31	$2.55
Third Avenue Management Separately Managed Account	27/06/2006	Purchase	9,000	$2.35	$2.53
Third Avenue Management Separately Managed Account	27/06/2006	Purchase	12,000	$2.35	$2.53
Third Avenue Management Separately Managed Account	28/06/2006	Purchase	450	$2.33	$2.55
Third Avenue Management Separately Managed Account	28/06/2006	Purchase	550	$2.32	$2.55
Third Avenue Management Separately Managed Account	29/06/2006	Purchase	13,250	$2.34	$2.57
Third Avenue Management Separately Managed Account	29/06/2006	Purchase	17,650	$2.34	$2.57
Third Avenue Management Separately Managed Account	05/07/2006	Purchase	22,150	$2.32	$2.57
Third Avenue Management Separately Managed Account	05/07/2006	Purchase	11,150	$2.32	$2.57
Third Avenue Management Separately Managed Account	05/07/2006	Purchase	14,900	$2.32	$2.57
Third Avenue Management Separately Managed Account	12/07/2006	Purchase	63,350	$2.50	$2.75
Third Avenue Management Separately Managed Account	12/07/2006	Purchase	1,550	$2.50	$2.75
Third Avenue Management Separately Managed Account	12/07/2006	Purchase	2,100	$2.50	$2.75
Third Avenue Management Separately Managed Account	18/07/2006	Purchase	37,500	$2.48	$2.70
Third Avenue Management Separately Managed Account	18/07/2006	Purchase	950	$2.48	$2.70
Third Avenue Management Separately Managed Account	18/07/2006	Purchase	1,250	$2.48	$2.70
		Total Shares:	42,503,313

THE INFORMATION AGENT FOR THE OFFER IS:
D.F. King & Co., Inc.
By Mail
48 Wall Street
New York, New York, 10005
Toll Free: 1-888-628-1041 (North America)
U.S. Banks and Brokers Call Collect: 1-212-269-5550
THE DEPOSITARY FOR THE OFFER IS:
COMPUTERSHARE INVESTOR SERVICES INC.
By Mail
Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Toll Free: 1-800-564-6253 (North America)
Phone: 1-514-982-7555 (Overseas and Collect Calls)
E-mail: corporateactions@computershare.com
Attention: Corporate Actions
By Registered Mail, by Hand or by Courier

Toronto: Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Vancouver Computershare Investor Services Inc. 510 Burrard Street 2nd Floor Vancouver, British Columbia V6C 3B9 Attention: Corporate Actions	Calgary Computershare Investor Services Inc. Western Gas Tower 530 8th Avenue S.W., Suite 600 Calgary, Alberta T2P 3S8 Attention: Corporate Actions
Any questions and requests for assistance may be directed by Shareholders to the Information Agent or to the Depositary
at the telephone numbers and locations set out above.

LETTER OF TRANSMITTAL
TO DEPOSIT COMMON SHARES
OF
CATALYST PAPER CORPORATION
Pursuant to the Offer
dated August 10, 2006
by
CTOE LLC

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (VANCOUVER TIME) ON
September 18, 2006, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.
The Depositary and the Information Agent
(see back page for addresses and telephone numbers)
or your broker or other financial advisor
will assist you with any questions you may have about the Offer and in completing this Letter of Transmittal
     This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the “Shares”) of Catalyst Paper Corporation (“Catalyst”) deposited pursuant to the offer (the “Offer”) dated August 10, 2006 made by CTOE LLC (the “Offeror”) to holders of Shares to purchase up to 39,000,000 Shares for Cdn$3.30 cash per Share. If more than the maximum number of Shares for which the Offer is made are deposited under the Offer and not withdrawn, the Shares to be purchased from each depositing holder of Shares will be determined on a pro rata basis, disregarding fractions, by rounding down to the nearest whole number of Shares.
     The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal.
     Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and accompanying Circular have the respective meanings set out in the Offer and Circular.
     Please read carefully the instructions and rules set forth below before completing this Letter of Transmittal.

TO:	CTOE LLC
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary
Dear Sirs/Mesdames:
     The undersigned delivers to you the Shares described below (the “Deposited Shares”) and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Deposited Shares upon the terms and conditions in the Offer and hereby assigns all right, title and interest therein to the Offeror. The following are the details of the Deposited Shares:

 2
     Description of Deposited Share(s)
Box 1 — Catalyst Share(s) Deposited
(if insufficient space, attach a list in the form below)

	Share Certificate	Number of Shares	Number of
Name(s) and Address(es) of Shareholder(s)	Number	Represented by	Shares
(please print)	(if available)	Certificate	Tendered

TOTAL

     The undersigned acknowledges receipt of the Offer and the accompanying Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell, assign and transfer the Deposited Shares and that when the Deposited Shares are accepted for payment by the Offeror and transferred to the Client Accounts, such Client Accounts will acquire good title to the Deposited Shares free from all liens, restrictions, charges, encumbrances, claims, adverse interests and equities and together with all rights and benefits arising therefrom in accordance with the following:
     IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably assigns to the Offeror and the Client Accounts all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests, whether or not separated from the Shares (collectively, “Other Securities”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after July 25, 2006 (being the date of the announcement by TAM of the intention to make the Offer) and before such Deposited Shares are acquired pursuant to the Offer as well as the right to receive any and all Other Securities. If, notwithstanding such assignment, any Other Securities are received by or made payable to or to the order of the undersigned, then: (a) in the case of any cash dividend, distribution or payment, the amount of the dividend, distribution or payment shall be received and held by the undersigned for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividend, distribution or payment does not exceed the cash purchase price per Share payable by the Offeror pursuant to the Offer the cash purchase price per Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of any non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the undersigned for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the cash purchase price per Share payable by the Offeror pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the undersigned for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depository for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.
     Holders of Shares whose share certificates are not immediately available or who cannot deliver their share certificates and all other required documents to the Depositary at or prior to the Expiry Time may deliver their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.
     The undersigned irrevocably constitutes and appoints each officer of the Depositary and the manager of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and

 3
attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer by the Offeror and any Other Securities which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares on or after July 25, 2006, with full power of substitution and resubstitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned: (a) register or record the transfer or cancellation of such Deposited Shares and Other Securities on the appropriate registers maintained by or on behalf of Catalyst; (b) vote, execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and Other Securities, revoke such instrument, authorization and consent, or designate in any such instrument, authorization or consent, any person or persons as the proxyholder or the proxy nominee or nominees of the undersigned in respect of such Deposited Shares or Other Securities, for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant securities of Catalyst; (c) execute and negotiate any cheques or other instruments representing any Other Securities payable to or to the order of, or endorsed in favour of, the undersigned; (d) exercise any rights of the undersigned with respect to such Deposited Shares and Other Securities; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Deposited Shares and Other Securities to the Offeror.
     The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Other Securities. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any Other Securities by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.
     The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or any Other Securities, at any meeting (whether annual, special or otherwise or any adjourned or postponement thereof) of Shareholders or holders of Other Securities and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or Other Securities, or otherwise act with respect thereto. The undersigned agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or Other Securities.
     The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or Other Securities.
     The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and Other Securities to the Offeror.
     Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as otherwise stated in the Offer, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.
     The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the cheque payable for such Deposited Shares by first class mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, any deposited documents, including, if applicable, certificate(s) representing Deposited Shares, shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.
     Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment

 4
to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.
     The undersigned agrees that all questions as to validity, form, illegibility, timely receipt and acceptance of any Shares deposited pursuant to the Offer and of any notice of withdrawal will be determined by the Offeror in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation of the Offeror, TAM, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice.
     The undersigned understands that if more than the maximum number of Shares for which the Offer is made are deposited under the Offer and not withdrawn, the Shares to be purchased from each depositing Shareholder, including the undersigned, will be determined on a pro rata basis, disregarding fractions, by rounding down to the nearest whole number of Shares.
     By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de 1’usage d’une version anglaise de la présente lettre d’envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’offre, telle qu’elle est acceptée au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

Signature guaranteed by
(if required under Instruction 4):	Dated:

Authorized Signature	Signature of Shareholder or Authorized Representative — see Instruction 5

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable
(please print or type)

Telephone (Home)	Telephone (Work)

 5

BLOCK A
(See Instructions 3 and 4)
ISSUE CHEQUE IN NAME OF
(please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Email address)

(Tax Identification, Social Insurance or Social Security No.)

BLOCK B
(See Instructions 3 and 4)
SEND CHEQUE (UNLESS BLOCK C IS
CHECKED, TO (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Email address)

BLOCK C
§ HOLD CHEQUE(S) FOR PICK UP

BLOCK D – PARTIAL TENDER
(See Instructions 3, 4 and 6)
ISSUE CERTIFICATES FOR SHARES TO
(please print or type):
§ Registered holder of Shares; or
§ To the following:

(Name)	NEW CERTIFICATES FOR SHARES ARE TO BE ISSUED AS ONE CERTIFICATE.

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Email address)

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BLOCK E
§	CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name of Registered Holder:

Date of Execution of Notice:

Name of Institution which Guaranteed Delivery:

BLOCK F
Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder

☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Block “A” that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, please contact the Depositary.

7

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification	Part 1 - Please provide your name in the box at right.

Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.	Name Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 - For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (''IRS'') that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person Date , 2006

Note: Failure to furnish your correct TIN may result in a $50 penalty imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Arrangement. For additional details, please review the enclosed ‘‘Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9’’ that follow the instructions accompanying this Letter of Transmittal.
You must complete the following certificate if you wrote ‘‘Applied For’’ in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature                                                                                   Date                                                                           , 2006

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INSTRUCTIONS AND RULES
1. Use of Letter of Transmittal
(a)	This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificate(s) representing the Deposited Shares, if applicable, must be received by the Depositary at its offices specified on the back page hereof at or prior to the Expiry Time, being 5:00 p.m. (Vancouver time) on September 18, 2006, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is employed.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Deposited Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary at its offices specified on the back page hereof. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at its offices specified on the back page hereof, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.
2. Procedure for Guaranteed Delivery
     If a Shareholder wishes to deposit Shares pursuant to the Offer and the Shareholder is not able to deliver the required Letter of Transmittal together with the certificate(s) representing such Shares, if applicable, and all other required documents to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be deposited provided that all of the following conditions are met:
(a)	such a deposit is made by or through an Eligible Institution (as defined below);

(b)	a properly completed and signed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a facsimile thereof is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail), together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c)	the certificate(s) representing the Deposited Shares in proper form for transfer, together with this Letter of Transmittal or facsimile thereof and all other documents required by this Letter of Transmittal properly completed, are received at the Toronto office of the Depositary at or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.
     An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).
3. Signatures
(a)	This Letter of Transmittal must be filled in and signed by the holder of Shares accepting the Offer or by such holder’s duly authorized representative (in accordance with Instruction 5).

(b)	If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered, or, if applicable, as written on the face of such certificate(s) representing the Deposited Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

9

(c)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares:
(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.
4. Guarantee of Signatures
     If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Shares, if the cheque is to be issued to a person other than such registered owner(s) (see Block A) or sent to an address other than the address of the registered owner(s) (see Block B) as shown on the register of holders of Shares maintained by or on behalf of Catalyst, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary.
     If Deposited Shares not purchased are to be returned to a person other than such registered owner(s) (see Block D) or sent to an address other than the address of the registered owner(s) (see Block D) as shown on the register of holders of Shares maintained by or on behalf of Catalyst, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).
5. Fiduciaries, Representatives and Authorizations
     Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.
6. Partial Tenders
     If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.
7. Miscellaneous
(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and numbers of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable and no fractional Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

10

(e)	Additional copies of the Offer, Circular, this Letter of Transmittal and Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back page hereof.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility, timely receipt and acceptance of any Shares deposited pursuant to the Offer will be determined by the Offeror in its sole judgment. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to permit the Offer to be accepted in a manner other than as set forth herein and to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received. None of the Offeror, TAM, the Depositary, or any other person shall be required to give notice of any defects or irregularities in any deposit or acceptance and no liability shall be incurred by any of them for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, Circular, Notice of Guaranteed Delivery and this Letter of Transmittal shall be final and binding.

(h)	Deposits of Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of that jurisdiction.
8. Assistance
     The Depositary (see back page for addresses and telephone numbers) will be able to assist you with any questions you may have about the Offer, Circular, Notice of Guaranteed Delivery and this Letter of Transmittal.
9. Lost Certificates
     If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the transfer agent for the Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.
10. Commissions and Stock Transfer Taxes
     No brokerage fees or commissions will be payable if the Offer is accepted by depositing Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Deposited Shares to the Offeror by the registered owner pursuant to the Offer. If, however, the certificate(s) for Deposited Shares not deposited or purchased are to be registered in the name of any person other than the registered holder, or if certificate(s) for Deposited Shares are registered in the name of any person other than the person signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be payable by the sellers that may result in a deduction from the purchaser price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.
11. U.S. Shareholders and Substitute Form W-9
     United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Shares provide the Depositary with his or her correct Taxpayer Identification Number (‘‘TIN’’) or Employer Identification Number (‘‘EIN’’), which, in the case of a holder of Shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received

11

hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.
     To prevent backup withholding, each U.S. Shareholder must provide his or her correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).
     Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write ‘‘Exempt’’ in Part 2 of such form, and sign and date the form. See the ‘‘Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9’’ (the ‘‘W-9 Guidelines’’) that follow these instructions.
     If Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.
     If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write ‘‘Applied For’’ in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.
     If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.
A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.
TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

12

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Guidelines for Determining the Proper Identification Number for the Payee (You)
To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All ‘‘Section’’ references are to the Internal Revenue Code of 1986, as amended. ‘‘IRS’’ is the Internal Revenue Service.

For This Type of Account:		Give The Taxpayer Identification
1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship	The owner(3)

6.	A valid trust, estate, or pension trust	The legal entity(4)

7.	Corporate	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization

9.	Partnership	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	list first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or ‘‘doing business as’’ name. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.
OBTAINING A NUMBER
If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.
PAYEES EXEMPT FROM BACKUP WITHHOLDING
Payees specifically exempted from withholding include:
(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

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(iii)	An international organization or any agency or instrumentality thereof.

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof.
Payees that may be exempt from backup withholding include:
(i)	A corporation.

(ii)	A financial institution.

(iii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)	A real estate investment trust.

(v)	A common trust fund operated by a bank under Section 584(a).

(vi)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)	A middleman known in the investment community as a nominee or custodian.

(viii)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)	A foreign central bank of issue.

(x)	A trust exempt from tax under Section 664 or described in Section 4947.
Payments of dividends and patronage dividends generally exempt from backup withholding include:
(i)	Payments to non-resident aliens subject to withholding under Section 1441.

(ii)	Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner.

(iii)	Payments of patronage dividends not paid in money.

(iv)	Payments made by certain foreign organizations.

(v)	Section 404(k) payments made by an ESOP
Payments of interest generally exempt from backup withholding include:
(i)	Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer.

(ii)	Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

(iii)	Payments described in Section 6049(b)(5) to non-resident aliens.

(iv)	Payments on tax-free covenant bonds under Section 1451.

(v)	Payments made by certain foreign organizations.

(vi)	Mortgage interest paid to you.
Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.
Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE ‘‘EXEMPT’’ IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

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PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.
PENALTIES
(1)	Failure to Furnish Taxpayer Identification Number — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
For additional information, consult your tax consultant or the IRS.

THE INFORMATION AGENT FOR THE OFFER IS:
D.F. King & Co., Inc.
By Mail
48 Wall Street
New York, New York, 10005
Toll Free: 1-888-628-1041 (North America)
U.S. Banks and Brokers Call Collect: 1-212-269-5550
THE DEPOSITARY FOR THE OFFER IS:
COMPUTERSHARE INVESTOR SERVICES INC.
By Mail
Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Toll Free: 1-800-564-6253 (North America)
Phone: 1-514-982-7555 (Overseas and Collect Calls)
E-mail: corporateactions@computershare.com
Attention: Corporate Actions
By Registered Mail, by Hand or by Courier

Toronto:	Vancouver	Calgary
Computershare Investor Services Inc.	Computershare Investor Services Inc.	Computershare Investor Services Inc.
100 University Avenue	510 Burrard Street	Western Gas Tower
9th Floor	2nd Floor	530 8th Avenue S.W., Suite 600
Toronto, Ontario M5J 2Y1	Vancouver, British Columbia V6C 3B9	Calgary, Alberta T2P 3S8
Attention: Corporate Actions	Attention: Corporate Actions	Attention: Corporate Actions
Any questions and requests for assistance may be directed by Shareholders to the Information Agent or to the Depositary
at the telephone numbers and locations set out above.

THIS IS NOT A LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
for
Deposit of Common Shares of
CATALYST PAPER CORPORATION
     This Notice of Guaranteed Delivery must be used by holders of common shares (the “Shares”) of Catalyst Paper Corporation (“Catalyst”) who wish to deposit their Shares under the offer to purchase Shares of Catalyst (the “Offer”) set out in the Offer and the accompanying Circular dated August 10, 2006 made by CTOE LLC (the “Offeror”) to purchase up to 39,000,000 Shares for Cdn$3.30 cash per Share, if certificate(s) for Shares are not immediately available or time will not permit all required documents to reach the Depositary at or prior to the Expiry Time of the Offer (which is 5:00 p.m. (Vancouver time) on September 18, 2006 unless extended or withdrawn). If more than the maximum number of Shares for which the Offer is made are deposited under the Offer and not withdrawn, the Shares to be purchased from each depositing Shareholder will be determined on a pro rata basis, disregarding fractions, by rounding down to the nearest whole number of Shares. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the office of the Depositary set forth below.
     The terms and conditions of the Offer and the Letter of Transmittal are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery that are defined in the Offer and Circular shall have the respective meanings set out in the Offer and Circular.
The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Notice of Guaranteed Delivery

TO:	CTOE LLC
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary
By Mail or Facsimile
COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Facsimile: (905) 771-4082
Toll Free: 1-800-564-6253 (North America)
Phone: 1-514-982-7555 (Overseas)
E-mail: corporateactions@computershare.com
Attention: Corporate Actions
By Registered Mail, by Hand or by Courier
Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions
     Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery to a facsimile number other than as set forth above will not constitute a valid delivery.
     This Notice of Guarantee Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

     Deposits of Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from such jurisdiction and is not in, or delivering this Notice of Guaranteed Delivery from, such jurisdiction.
     DO NOT SEND CERTIFICATE(S) FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATE(S) FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.
     The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, the Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, ‘‘Manner of Acceptance — Procedure for Guaranteed Delivery’’ and Instruction 2 of the Letter of Transmittal.

	Share Certificate	Number of Shares	Number of
Name(s) and Address(es) of Shareholder(s)	Number	Represented by	Shares
(please print)	(if available)	Certificate	Tendered

TOTAL

(Attach list in the above form, if necessary)

Area Code and Telephone Number:

( )

Dated:

Signature(s) (please print)
GUARANTEE
(Not to be used for signature guarantee)
     The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), guarantees delivery to the Toronto office of the Depositary set forth herein of certificate(s) representing Shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually executed facsimile thereof, and all other documents required by the Letter of Transmittal, all at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time (the Expiry Time is 5:00 p.m. (Vancouver time) on September 18, 2006, unless the Offer is extended or withdrawn).

Dated:
Firm

Authorized Signatory

Name and Title (please print)

Address

Area Code and Telephone Number

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following exhibit has been filed as part of this Schedule:

Exhibit Number	Description

1.1	Report dated August 11, 2006 prepared in accordance with Section 189.1.3 of the regulations to the Securities Act (Quebec).

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1.
(a)	The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
Item 2.
     Not applicable.

PART IV — SIGNATURES
     By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTOE LLC

By:	/s/ Mark Friedman

Name: Mark Friedman
Title: Sole Member and Sole Manager
Date: August 10, 2006

EXHIBIT INDEX

Exhibit Number	Description

1.1	Report dated August 11, 2006 prepared in accordance with Section 189.1.3 of the regulations to the Securities Act (Quebec).